     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            PARKER DRILLING COMPANY
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                      73-0618660
         (STATE OR OTHER JURISDICTION                         (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
                                                               JAMES J. DAVIS
                                                    SENIOR VICE PRESIDENT -- FINANCE AND
                                                          CHIEF FINANCIAL OFFICER
             8 EAST THIRD STREET                            8 EAST THIRD STREET
            TULSA, OKLAHOMA 74103                          TULSA, OKLAHOMA 74103
                (918) 585-8221                                 (918) 585-8221
 (Address, including zip code, and telephone      (Name, address, including zip code, and
                   number,                                   telephone number,
including area code, of registrant's principal   including area code, of agent for service)
              executive offices)
                                         Copies to:
                T. MARK KELLY                                  CURTIS W. HUFF
            VINSON & ELKINS L.L.P.                      FULBRIGHT & JAWORSKI L.L.P.
            2300 FIRST CITY TOWER                        1301 MCKINNEY, SUITE 5100
              1001 FANNIN STREET                         HOUSTON, TEXAS 77010-3095
          HOUSTON, TEXAS 77002-6760                            (713) 651-5151
                (713) 758-2222

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                            PROPOSED             PROPOSED
     TITLE OF EACH CLASS OF          AMOUNT TO BE       MAXIMUM OFFERING    MAXIMUM AGGREGATE       AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED       PRICE PER SHARE(1)   OFFERING PRICE(1)   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.16 2/3 par
  value..........................     11,565,090             $9.25             $106,977,083          $32,418
                                        shares
=================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the Common Stock on the New York Stock Exchange Composite Tape on March 5, 1997.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 7, 1997

 [PARKER DRILLING LOGO]                    10,056,600 SHARES
                                        PARKER DRILLING COMPANY
                                             COMMON STOCK

                             ---------------------
     Parker Drilling Company (the "Company") is offering 7,000,000 shares and a selling shareholder (the "Selling Shareholder") is offering 3,056,600 shares of common stock (the "Common Stock") of the Company (the "Offering").

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol PKD. On March 6, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $9 3/8 per share. See "Price Range of Common Stock and Dividends."

                             ---------------------
   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS
               THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                PRICE TO             UNDERWRITING           PROCEEDS TO        PROCEEDS TO SELLING
                                 PUBLIC              DISCOUNT(1)             COMPANY(2)           SHAREHOLDER(2)
                         ---------------------- ---------------------- ---------------------- ----------------------
Per Share..............            $                      $                      $                      $
Total(3)...............            $                      $                      $                      $

---------------

(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting expenses payable by the Company estimated to be $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 1,508,490 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholder will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."

                               ------------------
     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of shares of Common Stock will be made against payment
therefor in New York, New York, on or about           , 1997.

                               ------------------
JEFFERIES & COMPANY, INC.
                          PRUDENTIAL SECURITIES INCORPORATED
                                          JOHNSON RICE & COMPANY L.L.C.

               , 1997

[PHOTO]

Above:
Helicopter -- Transportable
Land rig 229, Wyoming





          [PHOTO]

          Right:
          Deep Drilling Barge
          Rig No. 53,
          Southern Louisiana




[PHOTO]

Above:
5-inch drill pipe ready for rental,
New Iberia, Louisiana




          [PHOTO]

          Right:
          Workover/Shallow
          Drilling Barge
          Rig No. 23,
          Offshore Louisiana








     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Company's financial position, business strategy, budgets, and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996;

          (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1996;

          (iii) the Company's Current Reports on Form 8-K filed September 19, October 17 and November 25, 1996; and

          (iv) the Company's Current Reports on Form 8-K/A filed October 24, 1996 and January 6, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO PUBLIC RELATIONS DEPARTMENT, PARKER DRILLING COMPANY, 8 EAST THIRD STREET, TULSA, OKLAHOMA 74103, TELEPHONE (918) 585-8221.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. The as adjusted data presented give effect to the net proceeds estimated to be received by the Company from the sale of the Common Stock in the Offering. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option with respect to the sale of the Common Stock will not be exercised. References to "Parker" or the "Company" in this Prospectus include Parker Drilling Company and, unless the context otherwise requires, its subsidiaries.

                                  THE COMPANY

     Parker is a leading provider of onshore and offshore contract drilling and workover services to major, independent and foreign national oil companies. Historically, Parker operated as a land drilling contractor, with an internationally recognized expertise in deep and difficult drilling and in drilling in remote locations. In November 1996, the Company acquired Mallard Bay Drilling, Inc. ("Mallard") and Quail Tools, Inc. ("Quail"). Through the acquisition of Mallard (the "Mallard Acquisition"), Parker has diversified into the offshore market, with barge drilling and workover operations in the shallow coastal waters or "transition zones" of the Gulf of Mexico and Nigeria. Quail provides specialized rental equipment for drilling and workover operations in the offshore Gulf of Mexico and Gulf Coast markets. The acquisition of Quail (the "Quail Acquisition" and, together with the Mallard Acquisition, the "Acquisitions") added a complementary rental tool business to the Company's contract drilling operations, diversifying the Company's land and offshore operations outside its core drilling business and providing additional opportunities for expansion worldwide.

     The oilfield services industry has experienced a significant increase in activity in the last 12 to 18 months as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, higher oil and gas prices and improved technology. In the offshore drilling market, including transition zones, rig utilization levels are at a ten year high with many markets at or approaching full utilization. The land drilling industry, both in the United States and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including increasing commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its diversified operations, the Company is well positioned to take advantage of these positive trends.

BUSINESS STRATEGY

     The Company's business strategy is to expand its market position as a worldwide provider of contract drilling and drilling related services. The Company seeks to achieve this objective by capitalizing on its recent acquisitions of Mallard and Quail, responding to increased demand in core land drilling markets and seeking complementary acquisitions of businesses.

     In order to take advantage of increased demand for barge and platform rigs in the Gulf of Mexico, the Company intends to selectively upgrade and introduce into service certain of its cold stacked barge and platform rigs. The Company will also utilize its international infrastructure, operating expertise and long-term relationships with oil and gas companies to market refurbished or newly constructed barge rigs for long-term contracts in international markets such as Nigeria, Venezuela, Indonesia, Tunisia, Mexico and the Caspian Sea.

     In the rental tool business, the Company intends to expand its operations to meet increasing demand in the domestic market. Further, management believes the Company's international presence will facilitate the expansion of its rental tool business worldwide.

     In the international land drilling market, management intends to respond to increased demand in core markets by refurbishing existing rigs for service and by pursuing the purchase of additional rigs in these areas. Management believes that the demand for contract drilling services in international markets will continue to grow as demand for oil and gas increases in developing countries and as countries dependent on oil and gas revenues seek to increase their production.

     The Company also intends to continue evaluating opportunities for the acquisition of businesses which complement or enhance the Company's existing operations.

BARGE DRILLING AND WORKOVER

     The Company's barge drilling and workover operations are concentrated in the transition zones of the Gulf of Mexico and Nigeria, where conventional jackup rigs typically are unable to operate.

     Domestic. The Company is the second-largest drilling contractor in the Gulf of Mexico barge market, with 15 drilling barges and 15 workover barges, most of which have been upgraded or refurbished since 1990. The barge market in the transition zones of the Gulf of Mexico has undergone significant attrition and consolidation in recent years, with the number of drilling rigs declining from over 120 in the early 1980s to approximately 55 today, and the number of competitors decreasing over the same period from more than 30 to only two significant contractors. Drilling and workover activity has been increasing in the Gulf of Mexico transition zones, spurred by the increased use of 3-D seismic technology that has resulted in the identification of previously undiscovered drilling prospects. The settlement of a royalty dispute between the State of Louisiana and Texaco, the region's largest leaseholder, has stimulated drilling activity. These trends have resulted in a significant increase in dayrates and utilization for the Company's rigs. For the year ended December 31, 1995, the Company's marketable deep drilling barge rigs averaged 75% utilization and had an average dayrate of $12,880, as compared to 86% utilization and an average dayrate of $13,793 for the year ended December 31, 1996. As of March 6, 1997, 100% of the Company's marketable deep drilling barge rigs were in operation at an average dayrate of $15,468.

     The Company is the largest barge workover contractor in the Gulf of Mexico. Management believes this sector of its business offers opportunities for further improvement for the following reasons: (i) workover activity typically lags drilling activity by one to two years and activity has increased substantially during the last two years; (ii) the transition zones of Louisiana have been an active exploration area for a number of years and have a substantial number of producing wells that require periodic workover; and (iii) the Company has five stacked workover barges and therefore has the fleet capacity, upon refurbishment, to benefit from increases in utilization and dayrates as demand improves. In June 1996, the Company entered into an exclusive one-year alliance agreement with Texaco, subject to annual renewal, to provide barge rig completion and workover services in the transition zones of the Gulf of Mexico. The barge workover business complements the Company's land and barge drilling businesses due to customer overlap and serves to lessen the Company's dependence on exploratory drilling activity by increasing the Company's operations in the production phase of an oil and gas well.

     International. The Company's international barge fleet is concentrated in the transition zones of Nigeria, where it is the leading barge drilling contractor. The Company is currently operating three deep drilling barges under long-term contracts for affiliates of Shell and Chevron at an average dayrate of $25,422. A fourth barge rig (Rig No. 74), which has been substantially upgraded and is in transit to Nigeria, will commence operations in March 1997 under a two-year contract for Chevron at an initial dayrate of $26,535. The Company anticipates that the use of 3-D seismic technology will stimulate increases in demand for drilling in a number of other foreign transition zones, including those of Venezuela, Indonesia, Tunisia, Mexico and the Caspian Sea.

LAND DRILLING

     Since its inception in 1934, Parker has provided land drilling services throughout the United States and in 47 foreign countries, making it one of the most geographically diverse land drilling contractors in the world. Parker specializes in the drilling of deep and difficult wells and wells in remote and harsh locations. The Company has a total of 67 land rigs, including six rigs acquired in the Mallard Acquisition. A total of 52 rigs (including 22 helicopter-transportable rigs) currently are located in 13 foreign countries and 15 rigs are located in the United States. Parker's international land drilling operations are focused primarily in South

America and the Asia Pacific region, where Parker specializes in drilling that requires equipment specially designed to be transported by helicopter or all-terrain vehicles into remote areas such as jungle, mountainside or desert locations. Management believes Parker is the dominant operator in the heli-rig market, with an estimated 75% worldwide market share. Parker traditionally has been a pioneer in "frontier areas" and is currently working in China, Russia, Kazakstan and Vietnam.

     Demand for land drilling services has recovered in response to improved market conditions. Currently, 100% of Parker's domestic rigs and 67% of its international rigs are in operation as compared with an average of 56% and of 55%, respectively, for the year ended August 31, 1996. Parker recently was awarded a five-year alliance contract by the operator of the Tengiz field to operate and maintain its rigs, including the provision of expatriate and local drilling crews and management of its warehouse, drilling base and mobile equipment fleet.

PLATFORM DRILLING

     The Company operates five platform rigs and one shallow water workover jackup rig which were acquired as part of the Mallard Acquisition. Three of the platform rigs and the jackup rig are located in the Gulf of Mexico, and the other two platform rigs are located in Peru. One platform rig in the Gulf of Mexico has been refurbished to incorporate a modular self-erecting system that significantly improves the efficiency of rigging up and rigging down on platforms. A second platform rig is undergoing similar refurbishment and is expected to commence operations in the Gulf of Mexico in April 1997.

RENTAL TOOLS

     As a result of the Quail Acquisition, the Company is a provider of specialized rental tools used in difficult well drilling and in production and workover operations in the Gulf of Mexico and the Gulf Coast region. The Company's rental tools include a full line of drill pipe, drill collars, tubing, high- and low-pressure blowout preventers and manifolds, casing scrapers and cement and junk mills. The Company has recently entered into a contract with a major oil company to be its preferred provider of rental tools to the onshore and offshore Texas markets. The Company is opening a new rental tool facility to service customers in this region. Management believes that its international drilling operations will enable the Company to expand the rental tool business internationally as well as incorporate rental tool services as part of integrated drilling or project management contracts.

                                  THE OFFERING

Common Stock offered by the
Company.............................     7,000,000 shares

Common Stock offered by the Selling
Shareholder.........................     3,056,600

Common Stock Outstanding:
  Before the Offering...............     68,504,191 shares(1)

  After the Offering................     75,504,191 shares(1)

Use of Proceeds.....................     The net proceeds to the Company from
                                         the sale of Common Stock offered hereby
                                         are estimated to be approximately
                                         $     million ($     million, if the
                                         Underwriters' overallotment option is
                                         exercised in full), assuming a public
                                         offering price of $     per share and
                                         after deducting the underwriting
                                         discount and estimated expenses payable
                                         by the Company. Such net proceeds will
                                         be used to refurbish and upgrade rigs,
                                         to expand rental tool operations and to
                                         prepay a portion of the Company's bank
                                         term loan. See "Use of Proceeds." The
                                         Company will not receive any of the
                                         proceeds from the sale of Common Stock
                                         by the Selling Shareholder.

New York Stock Exchange symbol......     PKD
---------------

(1) Excludes 748,000 shares of Common Stock subject to employee and director stock options outstanding at February 28, 1997.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table presents for the periods indicated certain historical financial data for the Company. The following information should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical financial statements of Parker, Mallard and Quail, including the notes thereto, and the Unaudited Pro Forma Combined Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED AUGUST 31,            NOVEMBER 30,
                                               ------------------------------    ------------------
                                                 1994       1995     1996(1)      1995      1996(1)
                                               --------   --------   --------    -------    -------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Total revenues.............................  $152,424   $157,371   $156,652    $42,710    $45,198
                                               --------   --------   --------    -------    -------
  Operating expenses:
    Drilling rental and other................   121,295    118,060    112,766     29,792     30,596
    Depreciation, depletion and
       amortization..........................    23,246     23,745     23,061      5,851      6,898
    General and administrative...............    17,018     17,063     19,428      4,795      4,508
    Provision for reduction in carrying value
       of certain assets.....................    19,718         --         --         --         --
                                               --------   --------   --------    -------    -------
         Total operating expenses............   181,277    158,868    155,255     40,438     42,002
                                               --------   --------   --------    -------    -------
  Operating income (loss)....................   (28,853)    (1,497)     1,397      2,272      3,196
  Interest income (expense), net.............     1,150      1,184      1,507        313     (1,489)
  Other income...............................       784      7,413      5,663      1,039      1,070
                                               --------   --------   --------    -------    -------
  Income (loss) before income taxes..........   (26,919)     7,100      8,567      3,624      2,777
  Income tax expense.........................     1,887      3,184      4,514      1,737      1,298
                                               --------   --------   --------    -------    -------
  Net income (loss)..........................  $(28,806)  $  3,916   $  4,053    $ 1,887    $ 1,479
                                               ========   ========   ========    =======    =======
  Earnings (loss) per share, fully diluted...  $   (.53)  $    .07   $    .07    $   .03    $   .02
                                               ========   ========   ========    =======    =======
  Weighted average shares outstanding (fully
    diluted).................................54,247,664 55,332,541 57,466,183  55,705,953 66,315,399
OTHER FINANCIAL DATA (UNAUDITED):
  EBITDA(2)..................................  $ 14,111   $ 22,248   $ 24,458    $ 8,123    $10,094
  Capital expenditures:
    Maintenance..............................     5,444      5,133      6,646      1,232      1,271
    Other....................................    29,320     16,407     24,190      7,157      7,740

                                                                  NOVEMBER 30, 1996
                                                              --------------------------
                                                                                 AS
                                                                ACTUAL      ADJUSTED(3)
                                                              ----------    ------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and other short-term investments...   $ 86,753       $ 99,075
  Property, plant and equipment, net........................    382,859        382,859
  Total assets..............................................    740,680        753,002
  Total debt................................................    403,897        353,897
  Total stockholders' equity................................    271,392        337,369

---------------

(1) Except for the three months ended November 30, 1996, the data presented above does not reflect the effect of the Acquisitions (which were completed November 12, 1996). Pro forma for the Acquisitions for the year ended August 31, 1996, the Company's revenues and EBITDA would have been $277.0 million and $67.9 million, respectively, and for the three months ended November 30, 1996, the Company's revenues and EBITDA would have been $74.3 million and $21.7 million, respectively.

(2) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) Reflects the issuance of 7,000,000 shares of Common Stock by the Company at an assumed public offering price of $9.375 per share and the application of a portion of the estimated net proceeds, together with current cash, to reduce debt as described under "Use of Proceeds."

     The following tables present for the periods indicated certain historical barge rig activity data for Mallard, which was acquired on November 12, 1996, and certain historical land rig activity data for Parker.

BARGE RIG ACTIVITY DATA

                                                      YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------
                                           1992      1993      1994      1995      1996     CURRENT(1)
                                          -------   -------   -------   -------   -------   ----------
AVERAGE FOR PERIOD:
Domestic barge deep drilling
  Rigs available for service(2).........      7.0       7.0       7.0       7.0       7.0        8.0
  Utilization rate of rigs available for
    service(3)..........................       71%       83%       73%       75%       86%       100%
  Dayrate...............................  $ 8,713   $ 9,606   $13,537   $12,880   $13,793    $15,468
  Cold stacked rigs(2)..................      1.0       1.0       1.0       2.0       3.0        3.0
Domestic barge intermediate drilling
  Rigs available for service(2).........      3.7       5.0       5.0       5.0       5.0        4.0
  Utilization rate of rigs available for
    service(3)..........................       57%       77%       65%       74%       85%       100%
  Dayrate...............................  $ 7,015   $ 7,671   $10,432   $10,143   $10,381    $ 9,986
  Cold stacked rigs(2)..................      0.0       0.0       0.0       0.0       0.0        0.0
Domestic barge workover and shallow
  drilling
  Rigs available for service(2).........      8.9      10.0       9.0       7.3       8.7       10.0
  Utilization rate of rigs available for
    service(3)..........................       66%       66%       48%       66%       71%        80%
  Dayrate...............................  $ 6,301   $ 6,742   $ 8,181   $ 8,066   $ 7,595    $ 8,584
  Cold stacked rigs(2)(5)...............      8.9      12.0      13.0      12.6       6.3        5.0
International barge drilling
  Rigs available for service(2).........      1.0       1.0       1.0       1.0       1.7        3.0
  Utilization rate of rigs available for
    service(3)..........................      100%       57%       46%       89%       89%       100%
  Dayrate...............................  $21,659   $22,049   $23,531   $25,141   $25,302    $25,422
  Cold stacked rigs(2)(4)...............      0.0       0.0       0.0       0.0       1.0        1.0

LAND RIG ACTIVITY DATA

                                                  YEAR ENDED AUGUST 31,
                                           ------------------------------------
                                           1992    1993    1994    1995    1996    CURRENT(1)
                                           ----    ----    ----    ----    ----    ----------
Utilization of international land
  rigs(6)...............................   52%     40%     56%     54%     55%         67%
Utilization of domestic land
  rigs(6)(7)............................   40%     41%     45%     46%     56%        100%

---------------

(1) As of March 6, 1997.

(2) The number of rigs is determined by calculating the number of days each rig was in Mallard's fleet, e.g. a Mallard rig under contract or available for contract for an entire year is 1.0 "rigs available for service" and a Mallard rig cold stacked for one quarter is 0.25 "cold stacked rigs." "Rigs available for service" includes rigs currently under contract or available for contract. "Cold stacked rigs" includes all rigs that are stacked and would require significant refurbishment before being placed into service.

(3) Barge rig utilization rates are based on a weighted average basis assuming 365 days availability for all of its rigs available for service. Rigs acquired or disposed of have been treated as added to or removed from the rig fleet as of the date of acquisition or disposal. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(4) Mallard acquired Rig No. 74, at the beginning of 1996 as a cold-stacked deep drilling barge. Rig No. 74 has been substantially upgraded and will begin operating in Nigeria in March 1997.

(5) Mallard removed a total of six stacked barge workover rigs from its fleet since the beginning of 1995 and refurbished and activated two such rigs during this period.

(6) Parker calculates its land rig utilization rates on a weighted average basis assuming 365 days availability for all of its rigs. Rigs retired, disposed of or reclassified as assets held for sale have been treated as removed from the rig fleet as of the last day of each fiscal period, except as described in footnote (7) below. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(7) Domestic utilization for the fiscal years ended August 31, 1992, 1993, 1994 and 1995 has been adjusted to reflect the removal of 16 domestic mechanical rigs in August 1994 and the sale of an additional 22 such rigs in August 1996. Including these 38 domestic rigs during such periods, historical domestic utilization was as follows: 1992 -- 13%, 1993 -- 14%, 1994 -- 15%, and 1995 -- 21%.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, as well as the other information set forth or incorporated by reference in this Prospectus.

INDUSTRY CONDITIONS

     The Company's revenues and earnings are affected directly by the worldwide level of oil and gas exploration and development activity. The level of such activity is affected by many factors over which the Company has no control, including, among others, the market prices of oil and gas, the volatility of such prices, the levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and gas producers, governmental regulation and trade restrictions, the level of worldwide economic activity, political stability in major oil producing areas, the development of alternate energy sources and the long-term effect of worldwide energy conservation measures. Since the early 1980's, the contract drilling business has been severely impacted by instability in the prices of oil and natural gas. Substantial uncertainty exists as to the future level of oil and gas drilling activity.

RISKS OF INTERNATIONAL OPERATIONS

     A significant portion of Parker's operations is conducted in international markets, including South America, the Asia Pacific region and West Africa. International activities accounted for approximately 57% of the Company's operating revenues on a pro forma basis for the year ended August 31, 1996. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, termination of existing contracts, taxation policies, foreign exchange restrictions and fluctuations and other risks arising out of foreign governmental sovereignty over certain areas in which the Company conducts operations. Although the Company seeks to protect against some of these risks through insurance, insurance is not available for all types of risks or for all areas in which the Company operates. To the extent insurance is available for a particular risk, there can be no assurance that such insurance will be sufficient to cover all losses that could be incurred with respect to a particular covered risk. Losses from these factors could be material in those countries where the Company has a significant concentration of assets.

     The Company's Nigerian operations are subject to certain risks relating to political instability in Nigeria and the possibility of the promulgation of legislation or regulations by the United States that, if adopted, could restrict the ability of the Company and its customers to engage in trade with and invest in Nigeria. Since beginning operations in 1991, Mallard has not been materially affected by political instability in Nigeria, but other rig contractors have in recent years experienced work stoppages and delays relating to civil unrest in Nigeria. If the United States were to adopt such legislation or regulations or if such civil unrest were to reoccur, the Company could lose an important source of income and could be required to redeploy its rigs out of Nigeria. The costs of such redeployment might not be reimbursable, and such costs, together with the lost revenues resulting from a termination of its Nigerian operations, could have a material adverse effect on the Company. Revenues and operating income attributable to the Company's Nigerian operations on a pro forma basis for the year ended August 31, 1996 were $26.7 million and $8.2 million, respectively.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's drilling operations are subject to various hazards inherent in the drilling of oil and gas wells, including blowouts, reservoir damage, loss of well control, cratering, and oil and gas well fires. Such events can result in personal injury or death, severe damage to or destruction of equipment and facilities, suspension of operations, and substantial damage to surrounding areas and the property of others. The Company's offshore operations also are subject to hazards inherent in marine operations, such as capsizings, groundings, collisions, damage from weather, sea damage or unsound location. Generally, the Company obtains indemnification from its customers by contract for certain of these risks. To the extent not transferred to customers by contract, the Company seeks protection against such risks through insurance. However, potential liabilities associated with oilfield casualties or losses could arise in risk categories where no insurance has been purchased, where claims exceed the applicable insurance coverage, or where indemnification is not available or satisfied. The occurrence of events that are not fully insured or the failure of a customer to meet its indemnification obligations could have a material adverse effect on the Company. In addition, there can be no assurance that insurance will be available or, even if available, that insurance premiums or other costs will not rise sharply in the future.

INTEGRATION OF RECENT ACQUISITIONS

     The Mallard Acquisition and the Quail Acquisition each will require the Company to integrate and manage businesses that are related to, but substantially different from, Parker's traditional land drilling business. No assurance can be given that the Company will be successful in managing and incorporating the acquired businesses into its existing operations or that such activities will not require a disproportionate amount of management's attention. The Company's failure to successfully incorporate the acquired businesses into its existing operations, or the occurrence of unexpected costs or liabilities in the acquired businesses, could have a material adverse effect on the Company.

RISKS OF ACQUISITION STRATEGY

     The Company's growth strategy includes the acquisition of other oilfield services businesses. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, and such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of capital stock. Furthermore, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making additional acquisitions.

COMPETITION

     The drilling market is competitive. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. The Company believes that the market for drilling contracts will continue to be competitive for the foreseeable future. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to acquire existing rigs or to build new rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future or that such competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF CUSTOMER BASE

     The Company's customer base is concentrated, with its two largest customers accounting for approximately 19% and 18% of total revenues for fiscal year 1996. In addition, the two largest customers of Quail accounted for approximately 31% and 23% of its total revenues for the year ended December 31, 1996, and the three largest customers of Mallard accounted for approximately 13%, 12% and 11% of its total revenues for the period. There can be no assurance that these customers will continue to request the Company's services or that the loss of such customers would not have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF UPGRADE AND REFURBISHMENT PROJECTS

     The Company's business strategy contemplates significant expenditures to upgrade and refurbish certain of its rigs. These projects are subject to the risks of delay or cost overruns inherent in large refurbishment projects, including shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays could also have a material adverse effect on the Company's marketing plans for such rigs and could jeopardize the contracts under which the Company plans to operate such rigs.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry, including environmental and safety matters. Some of the Company's activities take place in or near ecologically sensitive areas, such as wetlands, beaches and inland waterways. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. In addition, the regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contamination under certain circumstances. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is legally responsible. Certain environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company has made and will continue to make expenditures to comply with environmental and safety requirements. Because the requirements imposed by such laws and regulations are subject to change, the Company is unable to predict the ultimate cost of compliance with such requirements. The modification of existing foreign or domestic laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, political, environmental or other reasons could have a material adverse effect on the Company by limiting drilling opportunities.

SUBSTANTIAL INDEBTEDNESS

     The financings related to the Acquisitions substantially increased the Company's debt levels. At November 30, 1996, the Company had $403.9 million in total indebtedness, compared to $3.4 million of indebtedness at August 31, 1996. Although the Company intends to use a portion of the proceeds of the Offering to partially prepay its term loan, the amount of debt that will remain outstanding will be at a level substantially higher than that at which the Company has operated historically. The Company's debt instruments also contain various affirmative and negative covenants, including restrictions on acquisitions and capital expenditures, incurrence of debt and sales of assets. The Company's level of indebtedness will have several important effects on its future operations, including, without limitation, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness, (ii) the Company's leveraged position will substantially increase its vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure, and (iii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of its indebtedness or to sell selected assets or reduce or delay planned capital expenditures. There can be no assurance that any such measures would be sufficient to enable the Company to service its debt.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered
hereby are estimated to be approximately $     million, ($     million, if the
Underwriters' overallotment option is exercised in full), assuming a public
offering price of $          per share and after deducting the underwriting
discount and estimated expenses payable by the Company.

     The Company currently intends to utilize a portion of the net proceeds of this Offering to help fund anticipated capital expenditures over the next 12 months of between $80 million and $100 million, including: (i) approximately $27 million to refurbish three barge drilling rigs and two platform rigs for operation in the Gulf of Mexico; (ii) approximately $10 million to refurbish and upgrade (in response to specific contracts) four land rigs in Pakistan, Papua New Guinea and Indonesia; and (iii) approximately $11 million for inventory and improvements at a rental tool facility being opened in Victoria, Texas.

     In addition, the Company currently intends to apply a portion of the net proceeds from this Offering, together with its current cash, to prepay up to $50 million of the $100 million term loan that was initially incurred to partially finance the Acquisitions. Such term loan matures on November 30, 2002 and as of February 28, 1997 bore interest at a rate of 7.69% per annum. The Company is negotiating with its lenders to increase the borrowing base under its revolving credit facility. Currently, the revolving credit facility provides for borrowings of up to $45 million at any one time outstanding. No borrowings under the revolving credit facility are currently outstanding, exclusive of $11.8 million reserved against letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional information as to the terms of the Company's term loan and its revolving credit facility (collectively, the "Senior Credit Facility").

     Pending the Company's use of the net proceeds of the Offering, such funds will be invested in short-term interest bearing, investment-grade securities. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock trades on the New York Stock Exchange under the symbol "PKD". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange composite transactions tape for the fiscal periods indicated.

                                                              HIGH    LOW
                                                              ----    ---
1995:
  First Quarter..........................................  $ 6 1/4  $5
  Second Quarter.........................................    5 1/8   4 3/8
  Third Quarter..........................................    5 5/8   4 3/8
  Fourth Quarter.........................................    5 5/8   4 5/8
1996:
  First Quarter..........................................    6 3/8   4 7/8
  Second Quarter.........................................    6 1/2   5
  Third Quarter..........................................    8 1/8   5 3/8
  Fourth Quarter.........................................    7 3/8   5 1/4
1997:
  First Quarter..........................................    10 1/4  6 1/8
  Second Quarter.........................................    11      7 7/8
  Third Quarter (through March 6, 1997)..................    10      8

     No dividends have been paid on Common Stock since February 1987. Restrictions contained in the Senior Credit Facility prohibit the payment of cash dividends, and the indenture for the Company's 9 3/4% Senior Notes due 2006 (the "Senior Notes") restricts the payment of such dividends. The Company has no present intention to pay dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the cash, short-term debt and capitalization of Parker as of November 30, 1996 and as adjusted to give effect to (i) the issuance by the Company in the Offering of 7,000,000 shares of Common Stock,
(ii) the assumed retirement of $50 million of the Company's $100 million term loan under the Senior Credit Facility, and (iii) the conversion into 3,056,000 shares of Common Stock of the Company's Series D Convertible Preferred Stock issued in connection with the Mallard Acquisition. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Parker's Consolidated Financial Statements, including the notes thereto, and the Unaudited Pro Forma Combined Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                                                 AT NOVEMBER 30, 1996
                                                              --------------------------
                                                                                   AS
                                                               ACTUAL           ADJUSTED
                                                              --------          --------
                                                                (DOLLARS IN THOUSANDS)
Cash, cash equivalents and other short-term investments.....  $ 86,753          $ 99,075
                                                              ========          ========
Current portion of long-term debt...........................  $ 16,282          $ 16,282
                                                              ========          ========
Long-term debt:
  Senior Credit Facility(1).................................  $ 86,500          $ 36,500
  9 3/4% Senior Notes due 2006..............................   297,665           297,665
  Other debt................................................     3,450             3,450
                                                              --------          --------
          Total long-term debt..............................   387,615           337,615
                                                              --------          --------
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,942,000 shares
     authorized, 30,566 shares of Series D Convertible
     Preferred Stock outstanding, no shares outstanding as
     adjusted(2)............................................    25,000                --
  Common stock, $.16 2/3 par value, 120,000,000 shares
     authorized, 65,424,313 shares outstanding and
     75,480,913 shares as adjusted(2)(3)....................    10,904            12,580
  Additional paid-in capital................................   255,358           344,659
  Retained earnings (deficit)...............................   (18,859)          (18,859)
  Other.....................................................    (1,011)           (1,011)
                                                              --------          --------
     Total stockholders' equity.............................   271,392           337,369
                                                              --------          --------
Total capitalization........................................  $659,007          $691,266
                                                              ========          ========

---------------

(1) The Company has maximum availability of $45 million under the revolving credit portion of the Senior Credit Facility, subject to borrowing base limitations. A portion of the revolving credit facility is being used to support letters of credit, approximately $11.8 million of which are currently outstanding.

(2) In December 1996, stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of Common Stock from 70,000,000 to 120,000,000. At that time, the outstanding shares of Series D Convertible Preferred Stock were automatically converted into 3,056,600 shares of Common Stock.

(3) Reflects the issuance of 7,000,000 shares of Common Stock by the Company at an assumed public offering price of $9.375 per share, resulting in estimated net proceeds of approximately $62,322,000, of which approximately $1,167,000 (equal to the par value of the shares issued) is reflected in Common Stock and the remainder is reflected in additional paid-in capital. Excludes 748,000 shares of Common Stock issuable upon exercise of employee and director stock options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended August 31, 1996 are derived from the consolidated condensed statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants. The historical financial data presented in the table below for and at the end of each of the three-month periods ended November 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended November 30, 1996 are not necessarily indicative of the results to be achieved for the full year.

    Except for the three months ended November 30, 1996, the data presented below do not reflect the effect of the Acquisitions and should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, the Unaudited Pro Forma Combined Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                           THREE MONTHS ENDED
                                                         YEAR ENDED AUGUST 31,                                NOVEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1992          1993          1994          1995         1996(1)        1995         1996(1)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Drilling contracts..........  $   116,082   $    96,719   $   147,480   $   153,075   $   145,160   $    41,504   $    42,871
    Rental......................           --            --            --            --            --            --         1,713
    Other.......................        7,250         4,082         4,944         4,296        11,492         1,206           614
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total revenues..........      123,332       100,801       152,424       157,371       156,652        42,710        45,198
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Operating expenses:
    Drilling....................       74,196        69,237       114,732       113,132       100,942        28,401        29,334
    Rental......................           --            --            --            --            --            --           339
    Other.......................        8,007         5,951         6,563         4,928        11,824         1,391           923
    Depreciation, depletion and
      amortization..............       23,182        23,376        23,246        23,745        23,061         5,851         6,898
    General and
      administrative............       15,753        14,617        17,018        17,063        19,428         4,795         4,508
    Provision for reduction in
      carrying value of certain
      assets(2).................       19,257            --        19,718            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total operating
          expenses..............      140,395       113,181       181,277       158,868       155,255        40,438        42,002
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Operating income (loss).......      (17,063)      (12,380)      (28,853)       (1,497)        1,397         2,272         3,196
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Other income (expense):
    Interest income
      (expense) -- net..........        1,592         1,676         1,150         1,184         1,507           313        (1,489)
    Minority interest...........          596           149          (135)         (227)           --            --            --
    Other(3)....................        6,504          (469)          919         7,640         5,663         1,039         1,070
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total other income
          (expense).............        8,692         1,356         1,934         8,597         7,170         1,352          (419)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income (loss) before income
    taxes.......................       (8,371)      (11,024)      (26,919)        7,100         8,567         3,624         2,777
  Income tax expense
    (benefit)...................        2,795          (337)        1,887         3,184         4,514         1,737         1,298
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income (loss).......  $   (11,166)  $   (10,687)  $   (28,806)  $     3,916   $     4,053   $     1,887   $     1,479
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Earnings (loss) per share,
    primary and fully diluted...  $      (.21)  $      (.20)  $      (.53)  $       .07   $       .07   $       .03   $       .02
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Weighted average shares
    outstanding (fully
    diluted)....................   52,115,038    53,082,078    54,247,664    55,332,541    57,466,183    55,705,953    66,315,399
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
OTHER FINANCIAL DATA
  (UNAUDITED):
  EBITDA(4).....................  $    25,376   $    10,996   $    14,111   $    22,248   $    24,458   $     8,123   $    10,094
  Capital expenditures:
    Maintenance.................        4,036         3,552         5,444         5,133         6,646         1,232         1,271
    Other.......................       23,931        15,165        29,320        16,407        24,190         7,157         7,740
BALANCE SHEET DATA (END OF
  PERIOD):
  Cash, cash equivalents and
    other short-term
    investments.................  $    37,319   $    43,989   $    14,471   $    22,124   $    77,985   $    25,385   $    86,753
  Property, plant and equipment,
    net.........................      145,750       139,325       127,178       122,258       124,177       124,846       382,859
  Total assets..................      245,869       236,342       209,348       216,959       275,959       223,567       740,680
  Total debt....................          932            --            --         2,037         3,378         1,764       403,897
  Total stockholders' equity....      210,181       207,679       180,583       186,920       244,048       190,859       271,392

---------------

(1) Except for the three months ended November 30, 1996, the data presented above do not reflect the effect of the Acquisitions (which were completed November 12, 1996). Pro forma for the Acquisitions, for the year ended August 31, 1996, the Company's revenues and EBITDA would have been $277.0 million and $67.9 million, respectively, and for the three months ended November 30, 1996, the Company's revenues and EBITDA would have been $74.3 million and $21.7 million, respectively.

(2) In fiscal 1992, management evaluated Parker's assets and operations with the intent of reducing future operating costs and disposing of non-performing assets. Accordingly, Parker removed 14 rigs from its domestic fleet and two rigs from its international fleet and recorded a $19.3 million provision for reduction in carrying value of certain assets. In fiscal 1994, Parker reorganized its domestic land drilling and manufacturing operations and made the decision to dispose of certain drilling equipment inventories and other properties. Accordingly, Parker removed 16 rigs from its domestic fleet and recorded a $19.7 million provision for reduction in carrying value of certain assets.

(3) Other income for the year ended August 31, 1992 included a $4.0 million gain on settlement and $2.6 million of gains on the sales of assets. Other income for the years ended August 31, 1995 and 1994 included $6.4 million and $5.4 million, respectively, of gains on the sales of assets.

(4) EBITDA represents operating income (loss) before depreciation, depletion, amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK AND OVERVIEW

     The Company's operations and future results have been altered significantly by the acquisitions of Mallard and Quail in November 1996. As a result of the Mallard Acquisition, the Company has become one of the primary barge drilling contractors in the Gulf of Mexico and Nigeria, each of which were markets in which Parker previously did not operate. As a result of the Quail Acquisition, the Company expanded its operations into the complementary rental tool market in the Gulf of Mexico and the Gulf Coast region.

     The Company will experience substantial revenue growth as a result of the Acquisitions. The operations of Mallard and Quail also have generated higher historical operating margins than Parker. After giving effect to the Acquisitions, the Company's pro forma revenues and operating income for the fiscal year ended August 31, 1996, were $277.0 million and $21.9 million, respectively, compared to the Company's actual revenues and operating income of $156.7 million and $1.4 million, respectively. In addition, the Company's pro forma earnings before depreciation, depletion and amortization ("EBITDA") for fiscal 1996 were $67.9 million compared to a historical EBITDA of $24.5 million for fiscal 1996. These pro forma results do not give effect to the Company's addition of a fourth rig in Nigeria that will be commencing operations in March 1997 at an initial dayrate of $26,535.

     In addition to increasing the size and scope of the Company's operations, the Acquisitions have increased the percentage of revenue generated domestically. Parker generated approximately 73% of its revenue from international sources in fiscal 1996 compared with 57% for the Company on a pro forma basis for the same period. The Acquisitions also increased the Company's participation in the workover service and production phase of the market, which historically has been characterized by less volatility than the drilling services market. A significant amount of the Company's business is now based in the shallow waters of the Gulf of Mexico, so the Company may experience some seasonal variation in its future results. Mallard's business historically has been subject to seasonality with the first two quarters of the calendar year (generally corresponding to the Company's second and third quarters) being less active than the second half of the calendar year. Parker's and Quail's operations generally have not reflected seasonal variation.

     The Company is currently expanding its business in several areas. Quail recently entered into a contract with a major oil company to be its preferred provider of rental tools to the onshore and offshore Texas markets. To service this market, Quail is in the process of acquiring property and inventories to commence operations at a new facility in Victoria, Texas, during the latter part of fiscal 1997. Mallard is in the process of refurbishing two barge drilling rigs and one platform rig for additional drilling contracts. The substantial upgrade of Rig No. 74 (deep drilling) was completed in January 1997 and it is anticipated that it will go to work in Nigeria in March 1997. Rigs Nos. 41(platform) and 57(deep drilling) are currently being refurbished and will operate in the Gulf of Mexico and the transition zones of the U.S. Gulf Coast, respectively. After refurbishment is completed in the third quarter of fiscal 1997, Rig No. 7 will be relocated from the United States to Pakistan for work under a land drilling contract. The Company also plans to refurbish an additional barge rig and a platform rig for operation in the Gulf of Mexico.

     The Acquisitions were accounted for under the purchase method of accounting. As a result, the assets and liabilities of Mallard and Quail were recorded at their estimated fair values as of the date the Acquisitions were consummated. The purchase price in excess of the estimated fair value of Mallard's and Quail's assets was recorded as goodwill and will be amortized over a 30-year period. Accordingly, the Company's depreciation and amortization will increase significantly in future periods.

     The financings related to the Acquisitions substantially increased the Company's debt levels. At November 30, 1996, the Company had $403.9 million in total indebtedness, compared to $3.4 million of indebtedness at August 31, 1996. The Company will use up to $50.0 million of the proceeds from the Offering, together with its current cash, to partially prepay the term loan under the Senior Credit Facility. The substantial levels of debt will result in a higher level of interest expense and an increased percentage of the Company's cash flows being used for debt service and may limit the Company's ability to obtain additional financing for future acquisitions and capital expenditures. See
"-- Liquidity and Capital Resources" and "Risk Factors -- Substantial Indebtedness."

     For the foregoing reasons, the acquisitions of Mallard and Quail will affect the comparability of the Company's historical results of operations with results in future periods.

RESULTS OF OPERATIONS

  Three Months Ended November 30, 1996 Compared to Three Months Ended November 30, 1995

     During the first quarter of fiscal 1997, the Company recorded net income of $1.5 million as compared to net income of $1.9 million for the first quarter of fiscal 1996. On November 12, 1996, the Company acquired Mallard and Quail. The acquisitions were recorded using the purchase method of accounting; accordingly, the results of operations for the first quarter of fiscal 1997 included 18 days of operations for both Mallard and Quail as well as the interest expense and goodwill amortization related to the purchases.

     Total revenues for the first fiscal quarter of 1997 were $45.2 million, an increase of $2.5 million from last year's first quarter, and included $5.3 million of revenue from Mallard's offshore barge and platform drilling operations and $1.7 million of revenue from Quail's tool rental operations. The offshore drilling revenue was generated primarily by 19 barge rigs under contract in the transition zones of the Gulf of Mexico and three barge rigs operating in Nigeria. Tool rental revenue was derived from the rental of drill pipe and collars, tubing, blowout preventers and other tools used in drilling, production and workover operations, in the Gulf of Mexico and Gulf Coast land regions.

     Revenue from the Company's traditional land drilling operations decreased $3.9 million in the first fiscal quarter of 1997 compared to the first quarter last year due principally to lower rig utilization in the Asia Pacific region. In Papua New Guinea, where the Company currently has two of its four contracted rigs on standby rates, revenue decreased due to fewer operating days during the quarter. Revenue also decreased in New Zealand due to the completion in fiscal 1996 of contracts for three rigs. However, two of the rigs have recently resumed operations in New Zealand.

     Revenue from the Company's U.S. land drilling operations increased $2.5 million due to an increase in rig utilization from 56% to 81%. Most of the increase was due to contracting four additional rigs in Louisiana, where the Company is currently operating six land rigs. All of the Company's operating U.S. land rigs are currently utilized.

     The Company's land drilling profit margin (revenue less drilling expense) decreased $1.7 million in the first quarter of fiscal 1997 from last year principally as a result of the decreased revenue in the Asia Pacific region. Management anticipates that land drilling profit margins should improve slightly during the remainder of the fiscal year due to higher dayrates. Management believes that the profit margins generated by Mallard's offshore drilling and Quail's tool rentals during the last 18 days of November are indicative of the margins that will be sustained throughout the second quarter.

     Depreciation, depletion and amortization increased $1.0 million due to $1.0 million of depreciation in the first quarter on Mallard's and Quail's assets and $0.2 million of goodwill amortization.

     Interest expense for the first fiscal quarter of 1997 was $2.6 million and consisted of interest on $400 million of borrowings used to finance the Acquisitions and the amortization of the debt issuance fees and costs. Interest income was $0.8 million higher due to cash and short-term investment balances averaging approximately $80 million during the first quarter of fiscal 1997 versus approximately $24 million in the first quarter of fiscal 1996. The increased cash position reflected the net proceeds of the Company's June 1996 public offering of Common Stock prior to the Acquisitions.

     Income tax expense, which consists primarily of international taxes, decreased $0.4 million due to lower land drilling revenue and profits in certain international countries. The Company anticipates that domestic income generated by Mallard and Quail will be offset by net operating loss carryforwards for the next few years.

  Year Ended August 31, 1996 Compared to Year Ended August 31, 1995

     The Company recorded net income of $4.1 million in fiscal 1996 as compared to net income of $3.9 million in fiscal 1995. An improvement in drilling margins in fiscal 1996 was offset by reduced other income and by increased general and administrative expense due primarily to severance costs.

     Drilling revenue decreased $7.9 million in fiscal 1996 due to the termination in late fiscal 1995 of the Company's low-margin southern Argentina operations, which had generated $13.0 million of revenue in fiscal 1995. The Company's overall rig utilization rate increased from 52% in fiscal 1995 to 55% in fiscal 1996. Excluded from the utilization percentages for both years are 22 domestic mechanical rigs sold in the fourth quarter of fiscal 1996.

     South America drilling revenue decreased from $76.1 million in fiscal 1995 to $58.5 million in fiscal 1996, primarily due to the loss of revenue generated in the terminated southern Argentina operations in fiscal 1995. In Colombia, three rigs were refurbished in fiscal 1996 and resumed work under new contracts. The Company had seven rigs under contract in Colombia and two rigs under contract both in northern Argentina and in Peru as of September 30, 1996. Management anticipates additional drilling activity and increased revenue in South America in fiscal 1997. The privatization of Petroperu, Peru's national oil company, and additional acreage leased by outside operators are anticipated to result in additional drilling activity in that country. Drilling activity is expected to remain strong in Colombia in fiscal 1997. Additionally, the Company is exploring the possibility of entering other drilling markets in South America.

     Operations in the Asia Pacific areas generated revenue of $47.9 million in fiscal 1996, an increase of $2.9 million from fiscal 1995. The primary area of increased revenue was Papua New Guinea where the Company experienced a 91% rig utilization rate on its five rigs in fiscal 1996. Additionally, during the second quarter of fiscal 1996 the Company began operating one rig under a contract in Vietnam, a new market for the Company. Revenue decreased in New Zealand, the Philippines and Pakistan because five rigs completed contracts in fiscal 1996. Management anticipates that revenue from the Asia Pacific countries will increase modestly in fiscal 1997, primarily due to increased geothermal drilling on the islands of Java and Sumatra in Indonesia. Two of the Company's rigs were recently redeployed to Indonesia under geothermal drilling contracts, which will require additional management services and technical assistance to be provided by the Company to two Indonesian-owned drilling companies.

     Fiscal 1996 revenue of $8.0 million from operations in Africa, Russia and Kazakstan was nearly the same as fiscal 1995. Management believes these areas have promise for significant expansion of operations; however, much of the future expansion is contingent on the resolution of technical, logistical and political issues in the former Soviet Union.

     The Company's domestic operations generated $30.8 million of drilling revenue in fiscal 1996 as compared to $23.7 million in fiscal 1995. The increase in revenue was attributable to the Company's Alaska Rig No. 245 operating the entire year in fiscal 1996 versus nine months in fiscal 1995 and a 10% increase in utilization days for the rigs in the lower 48 states. The increase in domestic drilling activity occurred primarily in the Tuscaloosa Trend in Louisiana, where the Company deployed three rigs in fiscal 1996 and is currently deploying another rig under a new contract.

     During the fourth quarter of fiscal 1996, the Company sold 22 mechanical rigs from its domestic rig fleet, leaving 15 SCR electric rigs and two mechanical rigs. At the end of fiscal year 1996, the Company had 13 of its 17 domestic rigs under contract. Management anticipates that revenue from its domestic land operations should increase in fiscal 1997.

     Although worldwide contract drilling revenue decreased $7.9 million in fiscal 1996 versus fiscal 1995, the total drilling margin (drilling revenue less drilling expense) increased $4.3 million over the same period. This increase was attributable to increased utilization of rigs in Papua New Guinea, improved contract margins in Colombia and the termination of the low-margin southern Argentina operations.

     Other revenue increased $7.2 million in fiscal 1996 due to the sale of a rig by the Company's manufacturing subsidiary, Parker Technology, Inc. ("Partech(R)"). General and administrative expense increased $2.4 million in fiscal 1996 principally due to non-recurring severance costs associated with a reduction in corporate personnel.

     Other income (expense) decreased $2.0 million due to the reversal in fiscal 1995 of a prior year's foreign currency accrual of $1.5 million and reduced gains on sales of assets in fiscal 1996. The increase in income tax expense was attributable to increased international profits in fiscal 1996.

  Year Ended August 31, 1995 Compared to Year Ended August 31, 1994

     The fiscal 1995 net income of $3.9 million was an improvement of $32.7 million over the net loss of $28.8 million recorded in fiscal 1994. Excluding a $19.7 million provision for reduction in carrying value of certain assets from fiscal 1994's net loss, fiscal 1995's net income was an improvement of $13.0 million over fiscal 1994. The primary reasons for the improvement in fiscal 1995 were an increase in drilling margins of $7.2 million and an increase in other income of $6.7 million.

     Drilling revenue increased $5.6 million to $153.1 million in fiscal 1995 from $147.5 million in fiscal 1994, even though international and domestic operating days were nearly the same over each period. An increase in the utilization of larger rigs in northern Argentina and Colombia more than offset decreased utilization of smaller rigs in southern Argentina.

     South America drilling revenue increased $23.4 million in fiscal 1995 when compared with fiscal 1994. In Colombia, revenue increased $13.9 million due primarily to revenue earned by one rig relocated from Indonesia during the year and from a full year of operations by one rig that was added to the rig fleet in fiscal 1994. In addition, several rigs which were either on a standby or stacked status in fiscal 1994 operated all of fiscal 1995. In Argentina, drilling revenue increased $12.6 million as two additional deep rigs, one relocated from the Congo in fiscal 1994 and one relocated from Yemen in fiscal 1995, operated much of the year. Additionally, one rig added to the rig fleet in fiscal 1994 operated all of fiscal 1995 and one rig leased by the Company commenced operations in the fourth quarter of fiscal 1995. During fiscal 1995 and 1994, a number of shallow depth capacity rigs (10,000 feet or less) operated in southern Argentina, many of them operating on a meterage basis. Two of these rigs were relocated to mid-Argentina as the Company focused its marketing efforts on regions of the country where operations are generally conducted on a daywork basis. At fiscal year-end, the remaining rigs in southern Argentina were on a stacked status. Drilling revenue declined $4.8 million in Ecuador where two rigs located in that country did not operate in fiscal 1995 and were retired from the rig fleet at the end of the fiscal year.

     Operations in the Asia Pacific region resulted in an increase in drilling revenue of $1.5 million in fiscal 1995. Increased utilization in New Zealand and revenue earned from a labor contract in China more than offset a decline in revenue in Papua New Guinea and Indonesia due to lower utilization in those countries.

     International drilling revenue from operations in Africa, Russia and Kazakstan declined $17.4 million in fiscal 1995. Utilization declined due to the completion of contracts in Chad, the Congo, Russia and Yemen. The rigs that operated in the Congo and Yemen in fiscal 1994 have both been redeployed to Argentina. In Kazakstan, a reduction in revenue from a labor contract in that country was partially offset by operations from one rig that has been relocated from Russia.

     Domestic drilling revenue declined $2.3 million due to fewer operating days in the Rocky Mountain states and Alaska.

     Drilling margins (drilling revenue less drilling expense) increased $7.2 million in fiscal 1995 to $39.9 million compared to $32.7 million in fiscal 1994. Margins improved in the Company's South American operations, including those in the countries of Colombia and Argentina. Margins were negatively impacted in fiscal 1994 in Colombia due to increased operating expenses and costs associated with the start-up of two rigs. In fiscal 1995, these two rigs operated for the full year with improved margins when compared with the previous fiscal year. In Argentina, margins also improved as two additional deep capacity rigs began operating in the northern region of the country and two rigs operated during the year in the country's middle region. In the Company's other operating regions, both internationally and domestically, drilling margins as a percentage of drilling revenue in fiscal 1995 remained relatively consistent with fiscal 1994.

     Other income (expense) increased $6.7 million to $8.6 million in fiscal 1995 from $1.9 million in fiscal 1994. Gains of $6.4 million were recognized in fiscal 1995 from the disposition of property, plant and equipment as the Company continued its efforts to sell assets that were no longer a part of its marketing strategy. In addition, the reversal of a prior year foreign currency accrual of $1.5 million was recorded in fiscal 1995. Fiscal 1994 other income included $2.1 million from gains associated with the disposition of property, plant and equipment, a $1.5 million gain from the reversal of a prior year foreign payroll tax accrual and a

$2.6 million charge for the settlement of certain litigation. The $1.3 million increase in income tax expense was primarily attributable to the reversal in 1994 of an accrued foreign tax.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital of the Company was $102.9 million as of August 31, 1996, and $108.4 million as of November 30, 1996. Cash and short-term investments comprised $78.0 million and $86.8 million of working capital on these respective dates.

     Capital expenditures for the first five months of fiscal 1997 were $24.8 million, which were primarily related to international contracts opportunities. The Company currently anticipates spending between $80.0 and $100.0 million in capital expenditures over the next 12 months. These expenditures include (i) approximately $27.0 million to refurbish three barge drilling rigs and two platform rigs for operation in the Gulf of Mexico; (ii) approximately $10.0 million to refurbish and upgrade (in response to specific contracts) four land rigs in Pakistan, Papua New Guinea and Indonesia; and (iii) approximately $11.0 million for inventory and improvements at a rental tool facility in Victoria, Texas.

     In November 1996, the Company acquired Mallard for $313 million in cash and $25 million in convertible preferred stock that converted into 3,056,600 shares of Common Stock in the second quarter of fiscal 1997. The purchase price is subject to certain adjustments in net assets anticipated to be settled on or before March 12, 1997. The Company acquired Quail for $65.0 million in cash, which has subsequently been adjusted to $65.9 million for changes in net assets during the interim period prior to closing. The Company financed the acquisitions of Mallard and Quail through the issuance of $300.0 million principal amount of Senior Notes and a term loan of $100.0 million under the Senior Credit Facility. Management anticipates using $50.0 million of the proceeds from this Offering, together with its current cash, to reduce such term loan. See "Use of Proceeds."

     The Senior Notes, which were sold at a $2.4 million discount, have an interest rate of 9 3/4% and will mature in 2006. The Senior Notes are guaranteed by the Company's principal subsidiaries. The $100.0 million term loan was a part of a commitment from a syndicate of financial institutions to establish a Senior Credit Facility, which consists of the term loan and a $45.0 million revolving credit facility. The term loan bears interest, at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month reserve-adjusted LIBOR rate, depending on the Company's Debt-to-Capital Ratio (as defined), and matures on November 30, 2002. Installments of principal and interest are payable quarterly in an amount that provides for the retirement of $10.0 million in fiscal 1997, $14.0 million in fiscal 1998, $12.0 million in each of fiscal 1999 through 2002, with a final payment of $28 million due at maturity. The term loan has no prepayment penalty, is guaranteed by the Company's principal subsidiaries and is secured by substantially all of the assets of the Company and the assets and stock of such subsidiaries.

     The revolving credit facility is available for general corporate purposes, including capital expenditures for rig refurbishments and upgrades, working capital and standby letters of credit. Availability under the revolving credit facility is subject to certain borrowing base limitations based on eligible accounts receivable. All advances to the Company under the revolving credit facility bear interest, at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month reserve-adjusted LIBOR rate, depending on the percentage of the credit used. The revolving credit facility is also guaranteed by the Company's principal subsidiaries, is secured by substantially all of the assets of the Company and the stock and assets of such subsidiaries. The revolving credit facility matures on December 31, 1998. The Company is negotiating with its lenders to increase the borrowing base under its revolving credit facility.

     Each of the Senior Notes and the Senior Credit Facility contains customary affirmative and negative covenants, including restrictions on incurrence of debt and sales of assets. The Senior Credit Facility prohibits payment of dividends and the indenture for the Senior Notes restricts the payment of dividends.

     Management believes that the current level of cash and short-term investments, together with cash generated from operations and the proceeds from the Offering after prepaying a portion of the term loan, should be sufficient to meet the Company's immediate capital needs as well as capital required in connection with additional contracts which the Company is currently bidding. Should further opportunities requiring capital arise, the Company believes it would be able to satisfy these needs through a combination of cash generated from operations, borrowing under the revolving portion of the Senior Credit Facility and either additional equity or long-term debt financing.

RECENT ACCOUNTING STANDARDS

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as the Company's drilling, transportation and other equipment, and will be effective for the Company beginning with the year ending August 31, 1997. The Company does not believe the new standard will have a material effect on the Company's financial position or results of operations.

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. The statement requires the computation of compensation for grants of stock, stock options and other equity instruments issued to employees based on fair value and will be effective for the Company beginning with the year ended August 31, 1997. The compensation calculated is to be either recorded as an expense in the financial statements or, alternatively, disclosed. The Company anticipates it will elect the disclosure method of complying with the new standard. Under the provisions of the new statement, it is anticipated that pro forma net income to be disclosed will be lower than net income reported in the financial statements.

                                    BUSINESS

GENERAL

     Parker is a leading provider of onshore and offshore contract drilling and workover services to major, independent and foreign national oil companies. Historically, Parker operated as a land drilling contractor, with an internationally recognized expertise in deep and difficult drilling and drilling in remote locations. Through the recent Mallard Acquisition, Parker has diversified into the offshore market, with barge drilling and workover operations in the shallow coastal waters or "transition zones" of the Gulf of Mexico and Nigeria. Parker also recently acquired Quail, a company that provides specialized rental equipment for drilling and workover operations in the offshore Gulf of Mexico and Gulf Coast markets. The Quail Acquisition added a complementary rental tool business to the Company's contract drilling operations, diversifying the Company's land and offshore operations outside its core drilling business and providing additional opportunities for expansion worldwide.

     The oilfield service industry has experienced a significant increase in activity in the last twelve to eighteen months as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, higher oil and gas prices and improved technology. In the offshore drilling market, including transition zones, rig utilization levels are at a ten year high with many markets at or approaching full utilization. The land drilling industry, both in the U.S. and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including increasing commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its diversified operations, the Company is well positioned to take advantage of these positive trends.

BARGE DRILLING AND WORKOVER

     Barge rigs are mobile drilling and workover platforms that are submersible and are built to work in eight to 20 feet of water, otherwise described as "transition zones". These rigs are towed by tug boats to the drill site with the derrick laid down. The lower hull is then submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling and workover operations are conducted with the barge in this position. There are two basic forms of barge rigs; posted and conventional. A posted barge is identical to a conventional barge except that the hull and super structure are separated by 12- to 14-foot columns, which increases the water depth capabilities of the rig.

Domestic Barge Drilling

      Mallard's principal domestic market for its barge drilling rigs is the transition zones of the Gulf of Mexico, primarily in Louisiana and, to a lesser extent, Alabama and Texas, where conventional jackup rigs are unable to operate. This area historically has been the world's largest market for shallow-water barge drilling. Mallard is the second-largest operator of barge drilling rigs in this market, with 15 drilling barges. Barge rigs are also employed inland, in lakes, bays, rivers and marshes.

     The barge market in the transition zones of the Gulf of Mexico has undergone significant attrition and consolidation in recent years, with the number of rigs declining from over 120 in the early 1980s to approximately 54 today, and with the number of competitors decreasing over the same period from more than 30 to only two significant contractors. Drilling and workover activity has been increasing in the Gulf of Mexico transition zones, spurred by the increased use of 3-D seismic technology, which has resulted in the identification of previously undiscovered drilling prospects. The settlement of a royalty dispute between the state of Louisiana and Texaco, the largest leaseholder in the region, has stimulated drilling activity. It is estimated that Texaco holds approximately 45% of the shallow water leases in Louisiana. Pursuant to a settlement reached in March 1994, Texaco agreed to invest approximately $150 million to drill in Louisiana over a five-year period. Higher natural gas prices have also significantly contributed to this increased drilling and workover activity. Historically, dayrates for barge drilling rigs have ranged from a high of approximately $18,000 in the early 1980s to a low of approximately $6,000 during the period from 1986 to 1992. For the year ended December 31, 1995, the Company's marketable deep drilling barge rigs averaged 75% utilization and an average dayrate of $12,880, compared to 86% utilization and an average dayrate of $13,793 for the year ended December 31, 1996. As of March 6, 1997, 100% of the Company's marketable deep drilling barge rigs were in operation at an average dayrate of $15,468.

     The Company believes that international markets, in which jackup rigs have historically been utilized for offshore drilling, will utilize an increasing number of barge rigs over the next several years and that these will come primarily from rigs currently or formerly employed in the Gulf of Mexico shallow water market. Once a barge rig has been modified for international service, it is not feasible for it to return to service in the Gulf of Mexico shallow water market, because the modifications restrict the ability of the rig to navigate inland waterways.

     The following table sets forth, as of March 6, 1997, the Company's estimate of the number of barge drilling rigs in the domestic market. The table does not include rigs that are suitable principally for workover or shallow drilling.

                         CONTRACTOR                           TOTAL    ACTIVE
                         ----------                           -----    ------
Falcon Drilling Company, Inc. ("Falcon Drilling")              39        25
Mallard.....................................................   15        12
Nabors Industries...........................................    1         1
                                                               --        --
          Total.............................................   55        38
                                                               ==        ==

     Mallard is currently refurbishing one inactive barge drilling rig with a maximum drilling depth of 30,000 feet. The two remaining rigs, each with 30,000 feet drilling capacity, are cold stacked in the Louisiana area and are not being marketed. Given the improvement in barge drilling demand and dayrates, the Company may contemplate refurbishing the two remaining stacked rigs.

     A schedule of Mallard's deep and intermediate drilling barges located in the Gulf of Mexico as of March 6, 1997 is set forth below:

                                                                   MAXIMUM
                                                    YEAR BUILT     DRILLING
                                                      OR LAST       DEPTH
                                      HORSEPOWER    REFURBISHED     (FEET)      STATUS(1)
                                      ----------    -----------    --------    -----------
Deep Drilling:
  Rig No. 50........................    2,000          1993         25,000       Active
  Rig No. 51........................    2,000          1993         25,000       Active
  Rig No. 52........................    2,000          1993         25,000       Active
  Rig No. 53........................    1,600          1995         20,000       Active
  Rig No. 54........................    2,000          1995         30,000       Active
  Rig No. 55........................    2,000          1993         30,000       Active
  Rig No. 56........................    2,000          1992         30,000       Active
  Rig No. 57........................    1,500          1997         20,000       Active
  Rig No. 58........................    3,000          1982         30,000       Stacked
  Rig No. 59........................    3,000          1972         30,000       Stacked
  Rig No. 60(2).....................    3,000          1980         30,000      Shipyard
Intermediate Drilling:
  Rig No. 8.........................    1,700          1995         15,000       Active
  Rig No. 12........................    1,200          1990         14,000       Active
  Rig No. 17........................    1,200          1993         13,000       Active
  Rig No. 21........................    1,200          1995         14,000       Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

(2) This rig is currently in the shipyard undergoing refurbishment and is expected to be available for service in May 1997.

Domestic Barge Workover and Shallow Drilling

     Mallard's domestic barge workover and shallow drilling business is based in the same geographical area as its barge drilling market. The same factors that have affected the structure of the barge drilling sector also have affected this sector, including considerable consolidation of competitors and reduction of available rigs since the early 1980s. In June 1996, Mallard was awarded an exclusive one-year alliance to provide barge rig completion and workover services to Texaco in the shallow waters of the Gulf of Mexico. The following table sets forth as of March 6, 1997 the Company's estimate of the number of barge units in the workover and shallow drilling sector:

                         CONTRACTOR                           TOTAL    ACTIVE
                         ----------                           -----    ------
Mallard.....................................................   15        10
Falcon Drilling.............................................    9         9
Other contractors...........................................    5         2
                                                               --        --
          Total.............................................   29        21
                                                               ==        ==

     A schedule of Mallard's workover rigs as of March 6, 1997, which includes some rigs with shallow drilling capabilities, is set forth below:

                                                                       MAXIMUM
                                                        YEAR BUILT     DRILLING
                                                          OR LAST       DEPTH
                                          HORSEPOWER    REFURBISHED     (FEET)     STATUS(1)
                                          ----------    -----------    --------    ---------
Heavy Workover and Shallow Drilling:
  Rig No. 5.............................      800          1991             --     Stacked
  Rig No. 10............................      800          1978             --     Stacked
  Rig No. 15............................      800          1991         11,500     Stacked
  Rig No. 16............................      800          1994         11,500      Active
  Rig No. 18............................      800          1993         11,500      Active
  Rig No. 20............................      800          1995         11,500      Active
  Rig No. 23............................    1,000          1993         13,000      Active
  Rig No. 24............................    1,000          1992         13,000      Active
  Rig No. 25............................    1,000          1993         13,000      Active
  Rig No. 27............................      800          1987             --     Stacked
  Rig No. 28............................      800          1987             --     Stacked
Workover and Other:
  Rig No. 6.............................      700          1995             --      Active
  Rig No. 7.............................      700          1995             --      Active
  Rig No. 9.............................      650          1996             --      Active
  Rig No. 26............................      650          1996             --      Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

International Barge Drilling

     The most promising international barge drilling markets are currently located in the transition zones of Venezuela, Indonesia, Tunisia, Mexico, the Caspian Sea and West Africa. Mallard has focused its international efforts in the transition zones of West Africa, where it is the leading provider of barge drilling services in Nigeria, with four of the nine rigs in the market. International markets are particularly attractive due to the long-term nature of the work and the opportunity to earn dayrates higher than domestic rates. The Company believes that international markets, in which jackup rigs have historically been utilized for offshore drilling, will utilize an increasing number of barge rigs over the next several years and that these will come primarily from rigs currently or formerly employed in the Gulf of Mexico transition zones.

     Since 1991, Mallard has operated Rig No. 71 in the transition zones of Nigeria. Rig No. 71 is currently contracted with Chevron Nigeria through August 30, 1998, at an operating dayrate of $25,935. Mallard is also in the process of redeploying Rig No. 74 to Nigeria to operate under a two-year contract with Chevron Nigeria, with a one-year extension option, commencing in March 1997, at an operating dayrate of $26,535. Rig No. 74 was recently substantially upgraded for international operations at a cost of approximately $10 million.

     In addition, on August 21, 1996, Mallard acquired from Noble Drilling (West Africa) Limited two barge rigs that were operating in Nigeria. These two rigs acquired were substantially upgraded by Noble for international drilling operations in 1990 and 1991 at a cost in excess of $50 million and have been working under contract since 1991. At the time of their acquisition, the rigs were under contract to Shell Petroleum Development Company of Nigeria Ltd., and these contracts were assigned to Mallard. The rigs, redesignated Rig Nos. 72 and 73, are contracted through July 1998 and July 1999, at initial operating dayrates of $26,215 and $22,000, respectively. Each of the term contracts for Rig Nos. 71, 72, 73 and 74 has a stated term but provides no contractual penalties for early termination by the operator.

     A schedule of Mallard's drilling barges deployed in or in the process of being deployed to Nigeria, as of March 6, 1997, is set out below:

                                                                       MAXIMUM
                                                        YEAR BUILT     DRILLING
                                                          OR LAST       DEPTH
                                          HORSEPOWER    REFURBISHED     (FEET)     STATUS(1)
                                          ----------    -----------    --------    ---------
Deep Drilling:
  Rig No. 71............................    3,000          1994         30,000     Active
  Rig No. 72............................    3,000          1991         30,000     Active
  Rig No. 73............................    3,000          1991         30,000     Active
  Rig No. 74............................    3,000          1996         30,000     Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract.

LAND DRILLING

General

     Parker is a leading international provider of land contract drilling services. Parker specializes in the drilling of deep and difficult wells and drilling in remote and harsh environments. Since beginning operations in 1934, Parker has operated in 47 foreign countries and throughout the United States, making it one of the most geographically diverse land drilling contractors in the world. The following table sets forth, as of March 6, 1997, the locations of the Company's rigs (including six rigs acquired in the Mallard Acquisition) and their drilling depth ratings.

                                                        DRILLING DEPTH RATING IN FEET
                                         ------------------------------------------------------------
                                         10,000
                                           OR
                                          LESS      15,000     20,000     25,000     30,000     TOTAL
                                         ------     ------     ------     ------     ------     -----
International:
  South America(1).....................     3          6          9          3          4        25
  Asia Pacific.........................     4          4         10          2          -        20
  Africa and the Former Soviet Union...     3          2          2          -          -         7
                                           --         --         --         --         --        --
          Total International..........    10         12         21          5          4        52
Domestic:
  Gulf Coast...........................     -          -          2          -          4         6
  Rocky Mountains......................     -          -          3          -          2         5
  Mid-Continent........................     -          -          3          -          -         3
  Alaska...............................     -          -          -          -          1         1
                                           --         --         --         --         --        --
          Total Domestic...............     -          -          8          -          7        15
                                           --         --         --         --         --        --
          Total........................    10         12         29          5         11        67
                                           ==         ==         ==         ==         ==        ==

---------------

(1) Includes two rigs owned by a joint venture in which Mallard has a 49% interest.

International Land Drilling Operations

     Parker's international land drilling operations are focused primarily in South America and the Asia Pacific region, where Parker specializes in drilling that requires equipment specially designed to be transported by helicopter or all-terrain vehicles into remote access areas such as jungle, mountainside or desert locations. Management believes that Parker's 22 heli-rigs, with technologically advanced pumps and power generation systems that are capable of drilling difficult wells in excess of 15,000 feet, have established Parker as the dominant operator in the heli-rig market, with an estimated 75% worldwide market share. Parker traditionally has been a pioneer in "frontier areas" and is currently working for operators in the countries of China, Russia, Kazakstan and Vietnam.

     In recent years, many major and independent oil companies have directed a greater portion of their exploration budgets to foreign markets. This is particularly true in South America and the Asia Pacific region, where the demand for land rigs has increased significantly. Parker has benefitted from this trend due to its long-standing presence in these markets and has been able to deploy rigs under longer term contracts at higher dayrates and operating margins than domestic operations. Management believes that the demand for drilling services in international markets will continue to grow as demand for oil and gas increases and countries dependent on oil and gas revenues seek to increase their production. The Company intends to capitalize on its global presence and substantial international experience to pursue growth opportunities in both current and developing markets.

     International markets differ from the domestic market in terms of competition, nature of customers, equipment and experience requirements. The majority of international drilling markets have the following characteristics:
(i) a small number of competitors; (ii) customers who are major, large independent or foreign national oil companies; (iii) drilling programs in remote locations requiring drilling equipment with a large inventory of spare parts and often other ancillary equipment; and (iv) drilling of difficult wells requiring considerable experience.

     South America. The Company currently has 25 rigs located in the South American drilling markets of Colombia, Argentina and Peru, including six land rigs acquired in the Mallard Acquisition. Parker's rigs have been upgraded to meet the demands of deep, difficult drilling in these areas. Most of these rigs are currently under contract to major or national oil companies at attractive dayrates. The Company anticipates it will continue to relocate rigs to the South American market to meet increased demand for drilling in such countries as Colombia, Peru, Venezuela and Bolivia.

     Asia Pacific Region. Parker operates 15 of its fleet of 22 helicopter transportable rigs in the Asia Pacific region due to the remoteness of the mountainside and jungle drilling performed in this region. Parker entered the Indonesian geothermal market in 1995. In 1996, Parker became the first land drilling contractor to enter the Vietnam market subsequent to the liberalization of Vietnam's trading policy and the lifting of restrictions on doing business with Vietnam. Also in 1996, Parker formed an alliance with the national drilling company in China, pursuant to which Parker is providing project management assistance and rig supervisory personnel to western oil companies in conjunction with Parker's Chinese partner. Parker has the longest presence of any foreign drilling contractor in China, beginning with its first contract in 1980.

     Africa and the Former Soviet Union. Seven of Parker's rigs are currently located in the markets of Africa and the former Soviet Union. After becoming the first western drilling contractor to enter the markets of the former Soviet Union in 1991, expansion of Parker's business in this region has been hampered by bureaucratic inefficiencies, constantly changing tax and other laws and political issues that have retarded the investment of capital by major and large independent oil companies in the former Soviet Union. As anticipated, the recently announced agreement regarding the pipeline to be built to accommodate incremental production from the Tengiz field in Kazakstan has already increased exploration efforts in this region. Parker recently was awarded a five-year alliance contract by the operator of the Tengiz field to operate and maintain its rigs, including the provision of expatriate and local drilling crews and management of its warehouse, drilling base and mobile equipment fleet.

Domestic Land Drilling Operations

     In the United States, Parker operates onshore rigs in the Gulf Coast, Rocky Mountain and Mid-Continent regions and the arctic region of Alaska. Industry conditions in the United States land drilling market have recently improved after having been depressed through most of the 1980s and early 1990s. The improved market conditions have resulted in both increased rig utilization and dayrates and shortages for certain types of rigs in certain markets. The increased drilling activity has been reflected in a greater demand for rigs of all depth capabilities, in particular deep drilling rigs such as those owned by the Company. The recent market improvements have been a result of a combination of a general consolidation trend in the industry, higher and more stable oil and natural gas prices and improvements in exploration technology, in particular the greater use of 3-D seismic data and horizontal drilling.

     Of Parker's 15 rigs located in the United States, 14 are SCR electric, two are equipped with top drive units and all are capable of drilling in excess of 15,000 feet. Traditionally, Parker has differentiated itself from its domestic competitors by specializing in the drilling of deep and difficult wells.

Specialty Land Drilling Services

     Helicopter Transportable Rigs. Parker specializes in difficult wells and drilling in remote areas and harsh environments, primarily in international locations. A significant factor contributing to Parker's success in obtaining drilling contracts in remote areas is the use of rigs that are transportable by air, land and water. These rigs have been specially designed and constructed by Parker for quick assembly and disassembly under the proprietary designations "Heli-Hoist(R)" rig, Transportable By Anything(R) ("TBA(R)") rig and All-Terrain ("AT2000E(R)") rig. Management believes that Parker's 22 helicopter transportable rigs comprise approximately 75% of the operational helicopter transportable rigs worldwide. The Heli-Hoist(R), TBA(R) and AT2000E(R) rigs allow Parker to perform drilling operations in remote and otherwise inaccessible locations such as jungle areas, mountainous areas and offshore platforms.

     Deep Drilling. During the U.S. drilling boom of the late 1970s and early 1980s, Parker developed its specialty of deep difficult drilling, primarily in the Anadarko Basin of Western Oklahoma and the Overthrust Region in the Rocky Mountains. The majority of the expansion of Parker's domestic fleet was built around this deep gas drilling, during which time Parker established several drilling depth records approaching 30,000 feet. Parker's largest drilling rig is rated in excess of 35,000 feet.

     During the last several years, drilling activity has shifted from domestic deep gas drilling to international deep oil and gas drilling. While international deep drilling is generally in the range of 15,000 feet to 20,000 feet as opposed to the domestic deep drilling which often exceeded 20,000 feet, Parker has benefitted in the international arena from the development of this expertise, particularly in the deep drilling markets of the Cusiana and Cupiagua fields of Colombia and in northern Argentina.

     Arctic Drilling. Parker has been one of the pioneers in arctic drilling conditions and continues to offer new technology to meet the demand for increased drilling in an ecologically sensitive manner. Parker's most recent development has been the introduction of a self-contained mobile drilling unit capable of being moved in one unit by giant "crawlers" similar to the system used to move rocket thrusters for the space program. The environmentally sensitive rig also has a complete closed-loop mud system and cuttings processing system that eliminate the need for mud pits.

     Geothermal Drilling. Parker also has developed expertise in the area of geothermal drilling. Geothermal operations involve drilling into a pocket of geothermal energy, tapping the source of this energy in the form of steam, hot water or hot rocks and converting this heat into usable forms of energy. The market for geothermal drilling is expanding into several areas of the world, including the Philippines, New Zealand and Indonesia, as various countries elect to access this alternative form of energy.

PLATFORM DRILLING

     The Company operates five platform rigs and one shallow water jackup rig. Three platform rigs and the jackup rig are located in the Gulf of Mexico and two of platform rigs are located in Peru. One platform rig in the Gulf of Mexico, which is currently under contract, has been refurbished to incorporate a modular self-erecting system that significantly improves the efficiency of rigging up and rigging down on platforms. A second platform rig is undergoing similar refurbishment and is expected to commence operations in the Gulf of Mexico in April 1997.

     The details regarding Mallard's platform rigs, as of March 6, 1997, are set forth below:

                                                       MAXIMUM
                                         YEAR BUILT    DRILLING
                                           OR LAST      DEPTH
                            HORSEPOWER   REFURBISHED    (FEET)       LOCATION      STATUS(1)
                            ----------   -----------   --------      --------      ---------
Platform:
  Rig No. 41E(2)..........     950          1993        12,500    Gulf of Mexico   Shipyard
  Rig No. 42E.............     950          1996        12,500    Gulf of Mexico    Active
  Rig No. 43(3)...........     650          1994            --    Gulf of Mexico   Stacked
  Rig No. 47..............     750          1993        11,000    Gulf of Mexico   Stacked
  Rig No. 40(4)...........     750          1992        11,000         Peru         Active
  Rig No. 48(4)...........     750          1992        11,000         Peru         Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

(2) This rig is currently in the shipyard undergoing refurbishment and is expected to be available for service in April 1997.

(3) Shallow water workover jackup rig.

(4) 100% owned by Mallard and deployed under a joint venture agreement in which Mallard has a 49% interest.

RENTAL TOOLS

     The Quail Acquisition provided the Company with a complementary business unit that management believes will enhance the capabilities of the Company's contract drilling business and provide substantial revenues as a stand-alone business unit. Quail, based in New Iberia, Louisiana, is a provider of premium rental tools used for onshore and offshore oil and gas drilling and workover activities. Approximately 85% of Quail's equipment is utilized in offshore and coastal water operations. Since its inception in 1978, Quail's principal customers have been major and independent oil and gas exploration and production companies.

     Quail rents specialized equipment utilized in difficult well drilling and production and workover applications. Quail offers a full line of drill pipe, drill collars, tubing, high- and low-pressure blowout preventers and manifolds, casing scrapers and cement and junk mills. Quail has recently entered into a contract with a major oil company to be its preferred provider of rental tools to the onshore and offshore Texas markets. Quail is opening a new rental tool facility in Victoria, Texas, in order to service the increasing demand. Approximately 60% of Quail's revenues is realized from rentals for production and workover activities.

     The rental tool industry is currently experiencing increasing demand due to the trend toward outsourcing by oil companies of non-core equipment and services and the significant increase in drilling activity in the Gulf of Mexico. In recent years, major and independent oil companies have liquidated certain ancillary drilling equipment in an effort to improve drilling efficiencies and returns on drilling programs. In addition, drilling activity has increased substantially in the Gulf of Mexico, causing an increase in dayrates for drilling rigs and a further increase in the demand for rental tools. The Company believes that Quail will benefit from such trends.

     During the past three years, Quail has experienced significant growth in revenue and earnings due in general to the growth trends in the oil and gas industry and specifically to the increased production and drilling activity in the Gulf of Mexico and the movement within the industry towards fewer or single source vendors. Quail derives equipment rental revenue primarily from the daily rental charges for its tools, pipe, and related equipment and to a lesser extent by charging customers for ancillary parts and repairs, transportation of the rental items to the customer's location, inspection of rental items as specified by the customer, items its sub-rents from other rental tool companies, the disposal of waste removed from the rental items after their use, and the cost of rental items lost or damaged beyond repair. The operating costs associated with Quail's rentals consist primarily of expenses associated with depreciation, transportation, inspection, maintenance and repair, and related direct overhead.

COMPETITION

     The contract drilling industry is a competitive and cyclical business characterized by high capital and maintenance costs. See "Risk
Factors -- Competition."

     Demand in the offshore drilling markets serviced by Mallard and Quail is much improved from previous years. In the Gulf of Mexico barge drilling and workover markets, Mallard competes primarily with Falcon Drilling. However, a few small contractors remain, principally in the barge workover market. Certain drilling jobs for which Mallard competes also can be performed by shallow water jackup rigs.

     The land drilling market also is competitive. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. In international markets, experience in operating in certain environments and customer alliances have also been factors in the selection of Parker in certain cases, as well as Parker's patented drilling equipment for remote drilling projects. Parker believes that the market for land drilling contracts will continue to be competitive for the foreseeable future. Certain of Parker's competitors have greater financial resources than Parker, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

     Management believes that Quail is one of the four leading rental tool companies in the offshore Gulf of Mexico. Quail competes with a number of rental tool companies in the Gulf of Mexico and in the Gulf Coast land markets, certain of which are substantially larger than, and have greater financial resources than, the Company.

CUSTOMERS AND DRILLING CONTRACTS

     Parker believes it has developed an international reputation for providing efficient, quality drilling services. A key for advancing the Company's business is maintaining and developing relationships and strategic alliances with customers. An increasing number of the Company's customers have been seeking to establish exploration, development drilling and workover programs based on partnering relationships or alliances with a limited number of preferred drilling contractors. Such relationships or alliances can result in longer term work and higher efficiencies that increase profitability for drilling contractors at a lower overall well cost for oil companies. The Company is currently a preferred contractor for operators in certain domestic and international locations, which management believes is a result of the Company's quality service and experience.

     The Company's drilling rigs are generally operated under individual dayrate contracts. Drilling contracts generally cover either the drilling of a specified well or wells for a stated term. Historically, most domestic contracts have been on a well-to-well basis while contracts in the international markets frequently are offered on a term basis. Because Parker focuses on drilling deep and difficult wells in both domestic and international markets, contracts typically last longer than 90 days. Certain of Parker's contracts in Colombia have three-year terms with early termination penalties. Mallard's contracts in Nigeria have two- to three-year stated terms but provide no contractual penalties for early termination.

     Parker's drilling customer base consists of major, independent and foreign national oil and gas companies. In fiscal 1996, two customers accounted for 19% and 18% of Parker's total revenue. During fiscal 1995, two customers accounted for approximately 22% and 13% of Parker's total revenue.

     Mallard's customer base consists of independent and major oil companies. For the year ended December 31, 1994, YPF, Chevron and Texaco accounted for 13%, 12% and 11%, respectively, of Mallard's revenues. For the year ended December 31, 1995, Texaco, Petro-Tech Peruana S.A. and Chevron accounted for 25%, 13% and 11%, respectively, of Mallard's revenues.

     Quail's customers are primarily major and independent oil and gas companies. During the years ended December 31, 1994, 1995 and 1996, Texaco and Exxon collectively accounted for 49%, 53% and 55% of Quail's revenues, respectively.

LEGAL PROCEEDINGS

     A judgment in the amount of $4.9 million was entered against a subsidiary of Parker by a judge of the First Civil Specialized Court in Maynas, Peru on May 10, 1996. The judgment was based on a $22 million claim by former employees of Parker's subsidiary alleging that such subsidiary impaired their employment opportunities with that subsidiary and other employers. The subsidiary of Parker disputed the claim and appealed the decision based on a lack of evidence and procedural and due process irregularities. On or about September 5, 1996, this judgment was declared void by the Superior Court in Iquitos, Peru. On January 29, 1997, the Superior Court of Maynas issued a resolution declaring the resolution originally admitting the complaint null and void on the grounds that the signatures on the complaint do not correspond to the named plaintiffs. As a result of this decision, the plaintiffs will be required to file a new complaint if they elect to pursue their claim. While the Company does not believe that the ultimate disposition of this matter will have a material adverse effect on its financial condition, results of operations or its operations in South America, there can be no assurance in this regard.

     The Company is a party to certain other legal proceedings that have resulted from the ordinary conduct of its business. In the opinion of the Company's management, none of these proceedings is expected to have a material adverse effect on the Company.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The U.S. Gulf Coast market, and particularly the shallow-water areas where Mallard's contract drilling service operations are concentrated, are ecologically sensitive. As a result, environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of the oil companies to drill in these areas. U.S. laws and regulations applicable to Mallard's operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. The Company, as an operator of drilling rigs in navigable U.S. waters and certain offshore areas, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and ground water. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of the new requirements could have a material adverse effect on the Company.

     The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of both onshore and offshore facilities operating in or near waters of the United States, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters. The Company believes that it is in substantial compliance with such laws, rules and regulations.

     The OPA and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party of oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. The OPA establishes liability limits (subject to indexing) for offshore drilling rigs. If functioning as an offshore facility, the offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with liability limits of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount, the offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits for all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility (to cover at least some costs in a potential spill) and preparation of an oil spill contingency plan. Recently adopted amendments to the OPA reduced the amount of financial responsibility required for "offshore facilities" from $150 million to $35 million, but such amendments did not reduce the amount of financial responsibility required for "tank vessels." Since the Company's offshore drilling rigs are typically classified as tank vessels, the recent amendments to the OPA are not expected to have a significant effect on the Company's operations. A failure to comply with ongoing requirements or inadequate cooperation in a spill may even subject a responsible party to civil or criminal enforcement actions.

     In addition, the Outer Continental Shelf Lands Act authorized regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental-related lease conditions or regulations issues pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     All of Mallard's operating domestic barge drilling rigs have zero discharge capabilities as required by law. In addition, in recognition of environmental concerns regarding dredging of inland waters and permitting requirements, Mallard conducts minimal dredging operations and approximately two-thirds of Mallard's drilling contracts involve directional drilling, which minimizes the need for dredging. However, the existence of such laws and regulations has had and will continue to have a restrictive effect on Mallard and its customers.

     The drilling industry is dependent on the demand for services from the oil and gas exploration and development industry and, accordingly, is affected by changes in laws relating to the energy business. The Company's business is affected generally by political developments and by federal, state, local and foreign laws and regulations that may relate directly to the oil and gas industry. The adoption of laws and regulations, both domestic and foreign, that curtail exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling opportunities.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company.

                        NAME                           AGE                    POSITION
                        ----                           ---                    --------
Robert L. Parker.....................................  73    Chairman of the Board of Directors
Robert L. Parker Jr. ................................  48    President and Chief Executive Officer
James W. Linn........................................  51    Executive Vice President and Chief
                                                             Operating Officer
James J. Davis.......................................  50    Senior Vice President-Finance and Chief
                                                               Financial Officer
I. E. Hendrix, Jr. ..................................  52    Vice President and Treasurer
Kenneth R. Hoit......................................  59    Vice President, Planning and Accounting
Leslie D. Rosencutter................................  41    Vice President, Administration and
                                                             Corporate Secretary
T. Bruce Blackman....................................  45    Vice President, Asia/Pacific Operations
Donald D. Goodson....................................  42    Vice President, Latin America Operations
John R. Gass.........................................  45    Vice President, Frontier Areas
Thomas L. Wingerter .................................  44    Vice President, North American Operations
Randy L. Ellis.......................................  45    Controller
Bernard Duroc-Danner.................................  43    Director
David L. Fist........................................  65    Director
Earnest F. Gloyna....................................  75    Director
R. Rudolph Reinfrank.................................  41    Director

     The following is a brief description of the background and principal occupation of each director and executive officer:

     Mr. Parker, Chairman of the Board, has been a Director since 1954 and served as President of the Company from 1954 until October 1977, when he was elected Chairman and Chief Executive Officer. Since December 1991, he has retained the position of Chairman. He serves on the board of directors of MAPCO Inc., a diversified energy company; Clayton Williams Energy, Inc., a company engaged in exploration and production of oil and natural gas; and BOK Financial Corporation, a bank holding company organized under the laws of the State of Oklahoma. Mr. Parker also serves on the board of directors of the American Petroleum Institute and the National Petroleum Council. He is the father of Robert L. Parker Jr.

     Mr. Parker Jr. has been a Director since 1973 and is President and Chief Executive Officer. He joined the Company in 1973 and was elected President and Chief Operating Officer in 1977 and Chief Executive Officer in December 1991. He was elected Vice President in 1973 and Executive Vice President in 1976. He currently serves on the board of directors of Alaska Air Group, Inc., the holding company for Alaska Airlines and Horizon Air Industries. He is the son of Robert L. Parker.

     Mr. Linn has been a Director since 1986, is Executive Vice President and Chief Operating Officer of the Company and has general charge of the Company's business affairs and its officers. He joined the Company in 1973 in the Company's international department. He then served in the Company's domestic operations, being named northern U.S. district manager in 1976. Mr. Linn was elected Vice President of U.S. and Canada operations in 1979, was promoted to Senior Vice President in September 1981 and was elected to his present position in December 1991.

     Mr. Davis serves as Senior Vice President-Finance and Chief Financial Officer. He joined Parker in November 1991 as Vice President-Finance and Chief Financial Officer and was promoted to his current position in December 1996. From 1986 through 1991, Mr. Davis was vice president and treasurer of MAPCO Inc., a diversified energy company with interests in natural gas liquids, marketing and transportation, oil refining and retail motor fuel marketing. He serves as a member of the board of directors of Dollar Rent A Car Finance Company.

     Mr. Hendrix is Vice President and Treasurer of the Company. He joined Parker in 1976 as manager of the Company's treasury department and was elected Treasurer in 1978. Mr. Hendrix was elected Vice President of the Company in April 1983. He serves as a member of the board of directors of American Performance Mutual Fund.

     Mr. Hoit serves as Vice President, Planning and Accounting of the Company. He joined Parker in 1973. He served as financial analyst and manager of budgets and analysis prior to being elected a Vice President in April 1983. In June 1991, Mr. Hoit was given additional management responsibilities over corporate accounting and information systems departments.

     Ms. Rosencutter serves as Corporate Secretary and Vice President, Administration. She has responsibility for the public relations and human resources departments. She previously had served as Assistant Vice President, Administration since 1987. Ms. Rosencutter joined Parker in 1974 as secretary to the Controller and later was secretary to the Robert L. Parker Trust. She has served as executive secretary and administrative assistant to the Chairman prior to being elected an officer. She was elected Corporate Secretary in April 1996.

     Mr. Blackman serves as Vice President, Asia Pacific Operations. He joined the Company in 1977 and held management positions in Africa, Singapore and Tulsa as international accounting manager. In 1983 he was the division manager for the Indonesian operations. In 1989, he was promoted to contract manager, Asia Pacific region. He was elected to his current position in January 1996.

     Mr. Goodson serves as Vice President, Latin America Operations. He joined the Company in 1976 and held various accounting and finance positions prior to being named contract manager for U.S. operations in 1981. In June 1989, Mr. Goodson was named Indonesian division manager. In July 1993, he served as contract manager for the Middle East, Africa and Colombia. In January 1996, he was elected to his current position.

     Mr. Gass is Vice President, Frontier Areas. He joined the Company in 1977 and has served in various management positions in the Company's international division. In 1985 he became the division manager of Africa and the Middle East. In 1987 he directed the Company's mining operations in South Africa. In 1989 he was promoted to international contract manager. In January 1996, he was appointed to his current position.

     Mr. Wingerter serves as Vice President, North America Operations. He joined Parker in 1979, and in 1983 he was named contracts manager for the Rocky Mountain division. He was promoted to Rocky Mountain division manager in 1984, a position he held until September 1991 when he was elected a Vice President.

     Mr. Ellis was elected Corporate Controller in June 1991. He joined Parker in 1979 as general accounting supervisor and was named manager of general accounting in May 1983.

     Mr. Duroc-Danner has been a director since November 1996. Mr. Duroc-Danner has been President, Chief Executive Officer and a director of Energy Ventures, Inc., the former parent company of Mallard, for more than the past five years. Energy Ventures, Inc. is an international manufacturer and supplier of oilfield equipment and contract drilling services. See "Selling Shareholder." Mr. Duroc-Danner is also a director of Dailey Petroleum Services Corp., a provider of services and equipment to the oil and gas industry.

     Mr. Fist, a Director since 1986, is a member of the law firm of Rosenstein, Fist & Ringold, Tulsa, Oklahoma, having been associated with the firm since 1955. He serves as a director of Peoples State Bank and Alliance Business Investment Company, a federally licensed small business investment company.

     Dr. Gloyna has been a Director since 1978 and is presently a chaired professor in Environmental Engineering at the University of Texas at Austin. He served as dean, College of Engineering, from April 1970 to August 1987. He is also a consultant in environmental engineering through Earnest F. Gloyna Enterprises, and is president of Gloyna Properties, Inc. Dr. Gloyna serves as a member of the board of trustees of Southwest Research Institute, a nonprofit research institute that does contract research work for government and industry.

     Mr. Reinfrank has been a Director since 1993. Since May 1993, Mr. Reinfrank has been managing director of the Davis Companies, the holding company for the Marvin Davis family. Mr. Reinfrank also serves as a managing general partner of Davis Reinfrank Company. From January 1, 1988 through June 30, 1993, Mr. Reinfrank was executive vice president of Shamrock Holdings, Inc., the holding company for the Roy E. Disney family. From January 1990 through December 1992, Mr. Reinfrank also served as managing director of Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc., the general partner and management services company respectively, for Trefoil Capital Investors, L.P. Mr. Reinfrank is a director of Weatherford Enterra, Inc., an international provider of services and specialized equipment to the oil and gas industry.

                              SELLING SHAREHOLDER

     The Selling Shareholder, Energy Ventures, Inc., whose principal executive offices are located at 5 Post Oak Park, Suite 1760, Houston, Texas 77027, is offering all of the 3,056,600 shares of Common Stock that it owns, which at February 28, 1997 represented 4.5% of the aggregate issued and outstanding shares of Common Stock. The Selling Shareholder acquired such shares of Common Stock in connection with the sale of its former wholly-owned subsidiary, Mallard, to the Company in November 1996. In connection with the Mallard Acquisition, the Company and the Selling Shareholder entered into a Registration Rights Agreement, dated November 12, 1996, pursuant to which the Company has agreed to bear all costs in connection with this Offering, other than underwriters' discounts, fees of counsel for the Selling Shareholder and any applicable transfer taxes associated with the shares of Common Stock to be sold by the Selling Shareholder. Bernard Duroc-Danner, a director of the Company, is the President, Chief Executive Officer and a director of Energy Ventures, Inc.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 121,942,000 authorized shares of stock, consisting of (a) 120,000,000 shares of Common Stock, having a par value of $0.16 2/3 per share, and (b) 1,942,000 shares of Preferred Stock, having a par value of $1.00 per share. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Certificate of Incorporation, as amended (the "Company's Charter"), and By-Laws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of February 28, 1997, there were 68,504,191 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby will be upon issuance, fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. The Company is subject to certain restrictions on the payment of dividends on, and the repurchase or redemption of, the Common Stock under the provisions of the Senior Credit Facility and the indenture for the Senior Notes. See "Price Range of Common Stock and Dividends."

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

     The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

     As of the date of the Prospectus, there are no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the designations, dividends rates, conversion rights, redemption rights, liquidation price, and sinking fund rights. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock; and (iv) limitation on the right of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     The Company's Charter contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

     The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with each class as nearly equal in number as possible. Directors of the

Company may only be removed for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's By-Laws. In addition, the By-Laws require written application by the holders of 75% of the Company's outstanding voting stock to call a special stockholders' meeting.

     Certain outstanding contracts binding on the Company with respect to certain employees may render more difficult the removal of management or attempts to acquire control of the Company.

     As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 1,942,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. One possible result of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuance. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     The Company is incorporated under the laws of State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15 percent or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the date such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporations's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Since the Company has not amended its Restated Certificate of Incorporation or By-Laws to exclude the application of Section 203, such section does apply to the Company and thus may inhibit an interested stockholder's ability to engage in a business combination with the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholder have severally agreed to sell to the Underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc., Prudential Securities Incorporated and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below at the price set forth on the cover page of this Prospectus:

                                                                NUMBER
                                                                  OF
                        UNDERWRITERS                            SHARES
                        ------------                          ----------
Jeffries & Company, Inc.....................................
Prudential Securities Incorporated..........................
Johnson Rice & Company L.L.C................................

                                                              ----------
          Total.............................................  10,056,600
                                                              ==========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share to certain other dealers. After the initial
public offering of Common Stock, the public offering price, and concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,508,490 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company, the Selling Shareholder and the directors and executive officers of the Company have agreed, except in certain circumstances, not to offer for sale or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus, without the prior written consent of Jefferies & Company, Inc. ("Jefferies").

     The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain civil liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Jefferies has provided investment banking and financial advisory services to the Company in the past, including acting as lead managing underwriter in the Company's July 1996 offering of Common Stock and placement agent in the Company's offering of Senior Notes in November 1996 and rendering a fairness opinion to the Company's Board of Directors in connection with the Company's acquisition of Mallard. In each case, Jefferies received usual and customary fees. Prudential Securities Incorporated ("Prudential") acted as co-manager in the Company's July 1996 offering of Common Stock and received usual and customary fees. Jefferies and Prudential have also provided, from time to time, investment banking and financial advisory services to the Selling Shareholder, for which they have received usual and customary fees.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Vinson & Elkins L.L.P., Houston, Texas and for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheets as of August 31, 1996 and 1995, and the consolidated statements of operations, redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1996, included herein and incorporated by reference in this Prospectus, have been included herein and incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended November 30, 1996 and 1995, included herein and incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended November 30, 1996, included herein and incorporated by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

     The combined balance sheets of Mallard Bay Drilling Division of Energy Ventures, Inc. as of December 31, 1995 and 1994 and the combined statement of income, equity investments and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The balance sheets of Quail Tools, Inc. as of December 31, 1995 and 1994 and the related statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption in 1994 of the method of accounting for certain investments in debt and equity securities prescribed by Statement of Financial Accounting Standards No. 115.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS OF PARKER DRILLING COMPANY AND
  SUBSIDIARIES:
  Report of Independent Accountants.........................   F-2
  Consolidated Statement of Operations for the years ended
     August 31, 1996, 1995 and 1994.........................   F-3
  Consolidated Balance Sheet as of August 31, 1996 and
     1995...................................................   F-4
  Consolidated Statement of Redeemable Preferred Stock and
     Stockholders' Equity for the years ended August 31,
     1996, 1995 and 1994....................................   F-5
  Consolidated Statement of Cash Flows for the years ended
     August 31, 1996, 1995 and 1994.........................   F-6
  Notes to Consolidated Financial Statements for the years
     ended August 31, 1996, 1995 and 1994...................   F-7
UNAUDITED FINANCIAL STATEMENTS OF PARKER DRILLING COMPANY
  AND SUBSIDIARIES
  Report of Independent Accountants.........................  F-17
  Consolidated Condensed Statements of Operations for the
     three months ended November 30, 1996 and 1995..........  F-18
  Consolidated Condensed Balance Sheets as of November 30,
     1996 and August 31, 1996...............................  F-19
  Consolidated Condensed Statements of Cash Flows for the
     three months ended November 30, 1996 and 1995..........  F-20
  Notes to Unaudited Consolidated Condensed Financial
     Statements.............................................  F-22
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
  Description of Unaudited Pro Forma Combined Financial
     Statements.............................................  F-24
  Pro Forma Consolidated Statements of Operations for the
     three months ended November 30, 1996...................  F-25
  Pro Forma Combined Statements of Operations for the twelve months ended August 31, 1996...........................  F-26
  Notes to Unaudited Pro Forma Combined Financial
     Statements.............................................  F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Parker Drilling Company

     We have audited the consolidated balance sheet of Parker Drilling Company and subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parker Drilling Company and subsidiaries as of August 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
October 14, 1996

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (IN THOUSANDS EXCEPT EARNINGS (LOSS) PER SHARE
                    AND WEIGHTED AVERAGE SHARES OUTSTANDING)

                                                             FOR THE YEARS ENDED AUGUST 31,
                                                         --------------------------------------
                                                            1996          1995          1994
                                                         ----------    ----------    ----------
Revenues:
  Drilling contracts...................................  $  145,160    $  153,075    $  147,480
  Other................................................      11,492         4,296         4,944
                                                         ----------    ----------    ----------
          Total revenues...............................     156,652       157,371       152,424
                                                         ----------    ----------    ----------
Operating expenses:
  Drilling.............................................     100,942       113,132       114,732
  Other................................................      11,824         4,928         6,563
  Depreciation, depletion and amortization.............      23,061        23,745        23,246
  General and administrative...........................      19,428        17,063        17,018
  Provision for reduction in carrying value of certain
     assets............................................          --            --        19,718
                                                         ----------    ----------    ----------
          Total operating expenses.....................     155,255       158,868       181,277
                                                         ----------    ----------    ----------
Operating income (loss)................................       1,397        (1,497)      (28,853)
                                                         ----------    ----------    ----------
Other income and (expense):
  Interest expense.....................................        (135)          (88)          (11)
  Interest income......................................       1,642         1,272         1,161
  Minority interest....................................          --          (227)         (135)
  Other................................................       5,663         7,640           919
                                                         ----------    ----------    ----------
          Total other income and (expense).............       7,170         8,597         1,934
                                                         ----------    ----------    ----------
Income (loss) before income taxes......................       8,567         7,100       (26,919)
                                                         ----------    ----------    ----------
Income tax expense.....................................       4,514         3,184         1,887
                                                         ----------    ----------    ----------
Net income (loss)......................................  $    4,053    $    3,916    $  (28,806)
                                                         ==========    ==========    ==========
Earnings (loss) per share, primary and fully diluted...  $      .07    $      .07    $     (.53)
                                                         ==========    ==========    ==========
Weighted average shares outstanding (fully diluted)....  57,466,183    55,332,541    54,247,664
                                                         ==========    ==========    ==========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                   AUGUST 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 61,738    $ 20,752
  Other short-term investments..............................    16,247       1,372
  Accounts and notes receivable, net of allowance for bad
     debts of $739 in 1996 and $726 in 1995.................    33,675      39,578
  Rig materials and supplies................................    10,735      11,532
  Other current assets......................................     3,653       5,146
                                                              --------    --------
          Total current assets..............................   126,048      78,380
                                                              --------    --------
Property, plant and equipment, at cost:
  Drilling equipment........................................   423,023     506,130
  Buildings, land and improvements..........................    14,871      13,259
  Other.....................................................    19,153      20,470
  Construction in progress..................................    18,844      14,759
                                                              --------    --------
                                                               475,891     554,618
  Less accumulated depreciation, depletion and
     amortization...........................................   351,714     432,360
                                                              --------    --------
  Net property, plant and equipment.........................   124,177     122,258
                                                              --------    --------
Rig materials and supplies..................................     7,984       6,895
                                                              --------    --------
Deferred charges and other assets:
  Assets held for disposition...............................     8,065       2,486
  Notes receivable, net of allowance of $70 in 1995.........     1,817       1,817
  Other.....................................................     7,868       5,123
                                                              --------    --------
          Total deferred charges and other assets...........    17,750       9,426
                                                              --------    --------
          Total assets......................................  $275,959    $216,959
                                                              ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $    584    $    289
  Accounts payable..........................................     9,415       9,539
  Accrued liabilities.......................................     6,911       7,401
  Accrued income taxes......................................     6,217       5,109
                                                              --------    --------
          Total current liabilities.........................    23,127      22,338
                                                              --------    --------
Long-term debt (Note 2).....................................     2,794       1,748
                                                              --------    --------
Other long-term liabilities.................................     5,990       5,953
                                                              --------    --------
Commitments and contingencies (Note 8)
Preferred stock, $1 par value, 1,942,000 shares authorized,
  no shares outstanding.....................................        --          --
                                                              --------    --------
Stockholders' equity:
  Common stock, $.16 2/3 par value, authorized 70,000,000
     shares, issued and outstanding 65,327,088 shares
     (55,722,183 shares in 1995)............................    10,888       9,287
  Capital in excess of par value............................   254,955     205,310
  Retained earnings (accumulated deficit)...................   (20,338)    (24,391)
  Other.....................................................    (1,457)     (3,286)
                                                              --------    --------
          Total stockholders' equity........................   244,048     186,920
                                                              --------    --------
          Total liabilities and stockholders' equity........  $275,959    $216,959
                                                              ========    ========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF REDEEMABLE PREFERRED
                         STOCK AND STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                          OTHER
                                                             CAPITAL      RETAINED       UNEARNED
                                                            IN EXCESS     EARNINGS      RESTRICTED
                                                  COMMON     OF PAR     (ACCUMULATED    STOCK PLAN
                                                   STOCK      VALUE       DEFICIT)     COMPENSATION
                                                  -------   ---------   ------------   ------------
Balances, August 31, 1993.......................  $ 9,164   $201,784      $    499       $(3,768)
Activity in employees' stock plans..............       28        916                       1,070
Acquisition of stock from certain employees.....       (7)      (297)
Net income (loss)...............................                           (28,806)
                                                  -------   --------      --------       -------
Balances, August 31, 1994.......................    9,185    202,403       (28,307)       (2,698)
Activity in employees' stock plans..............      111      3,175                        (588)
Acquisition of stock from certain employees.....       (9)      (268)
Net income......................................                             3,916
                                                  -------   --------      --------       -------
Balances, August 31, 1995.......................    9,287    205,310       (24,391)       (3,286)
Activity in employees' stock plans..............       36      1,008                       1,829
Acquisition of stock from certain employees.....      (10)      (372)
Issuance of 400,000 common shares upon exercise
  of warrants at $3.88 per share................       67      1,485
Issuance of 9,050,000 common shares in public
  offering......................................    1,508     47,524
Net income......................................                             4,053
                                                  -------   --------      --------       -------
Balances, August 31, 1996.......................  $10,888   $254,955      $(20,338)      $(1,457)
                                                  =======   ========      ========       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              FOR THE YEARS ENDED AUGUST 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $  4,053    $  3,916    $(28,806)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation, depletion and amortization..............    23,061      23,745      23,246
     Loss (gain) on disposition of property, plant and
       equipment...........................................    (5,416)     (6,395)     (2,083)
     Provision for reduction in carrying value of certain
       assets..............................................        --          --      19,718
     Deferred tax expense (benefit)........................        --        (294)       (904)
     Other.................................................       307        (282)      1,194
     Change in assets and liabilities:
       Accounts and notes receivable.......................     8,057      (4,105)    (10,889)
       Rig materials and supplies..........................      (532)       (627)       (313)
       Other current assets................................     1,493      (1,364)     (1,356)
       Accounts payable and accrued liabilities............    (1,504)      3,319       1,109
       Accrued income taxes................................     1,108          56        (238)
       Minority interest...................................        --         227         135
       Other assets........................................      (656)       (260)        137
                                                             --------    --------    --------
          Net cash provided by operating activities........    29,971      17,936         950
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant and
     equipment.............................................     8,288      11,711       4,740
  Capital expenditures.....................................   (30,836)    (21,540)    (34,764)
  Investments in affiliates................................    (1,720)       (501)       (140)
  Decrease (increase) in other short-term and long-term
     investments...........................................   (14,875)      2,439      27,608
  Other....................................................        --         121          --
                                                             --------    --------    --------
  Net cash provided by (used in) investing activities......   (39,143)     (7,770)     (2,556)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt...........................  $     --    $    187    $     --
  Proceeds from common stock offering......................    49,032          --          --
  Principal payments under debt obligations................      (367)         --          --
  Repurchase of common stock...............................      (382)       (277)       (304)
  Proceeds from exercise of stock warrant..................     1,552          --          --
  Other....................................................       323          16          --
                                                             --------    --------    --------
     Net cash provided (used) by financing activities......    50,158         (74)       (304)
                                                             --------    --------    --------
Net increase (decrease) in cash and cash equivalents.......    40,986      10,092      (1,910)
Cash and cash equivalents at beginning of year.............    20,752      10,660      12,570
                                                             --------    --------    --------
Cash and cash equivalents at end of year...................  $ 61,738    $ 20,752    $ 10,660
                                                             ========    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest..............................................  $    145    $      2    $     11
     Income taxes..........................................  $  3,406    $  3,422    $  3,029

     Supplemental noncash financing activity:

     In November 1994, the Company acquired a limited partner's ownership interest in two consolidated partnerships in exchange for a promissory note in the amount of $1,850,000.

     In May 1995, the Company received rig materials and supplies valued at $556,000 in lieu of payment on a note due the Company.

     In fiscal 1996 the Company acquired computer and office equipment under capital lease arrangements totalling $1,708,000.

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation -- The consolidated financial statements include the accounts of Parker Drilling Company ("Parker Drilling") and all of its majority-owned subsidiaries (collectively, the "Company").

     Operations -- The Company provides land contract drilling services on a worldwide basis to major, independent and foreign national oil companies. Currently, the Company has 46 international rigs in 13 countries and 17 rigs in the United States. The Company specializes in the drilling of deep and difficult wells and drilling in remote and harsh environments. The Company also provides a range of services that are ancillary to its principal drilling services, including engineering, logistics and construction, as well as various types of project management.

     Drilling Contracts -- The Company recognizes revenue and expenses on dayrate contracts as the drilling progresses (percentage-of-completion method) because the Company does not bear the risk of completion of the well. For meterage contracts, the Company recognizes the revenue and expenses upon completion of the well (completed-contract method).

     Cash and Cash Equivalents -- For purposes of the balance sheet and the statement of cash flows, the Company considers cash equivalents to be all highly liquid debt instruments that had a remaining maturity of three months or less at the date of purchase.

     Other Short-term Investments -- Other short-term investments include primarily certificates of deposit, U.S. government securities and commercial paper having remaining maturities of greater than three months at the date of purchase and are stated at the lower of cost or market.

     Property, Plant and Equipment -- The Company provides for depreciation of property, plant and equipment primarily on the straight-line method over the estimated useful lives of the assets after provision for salvage value. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Management periodically evaluates the Company's assets to determine if they are not in excess of their net realizable value. Management considers a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to reflect any decrease in net realizable value below their net carrying value (see Note 7).

     Rig Materials and Supplies -- Since the Company's foreign drilling generally occurs in remote locations, making timely outside delivery of spare parts unlikely, a complement of parts and supplies is maintained for each rig either at the drilling site or in warehouses close to the operations. During periods of high rig utilization, these parts are generally consumed and replenished within a one-year period. During a period of lower rig utilization in a particular location, the parts, like the related idle rigs, are generally not transferred to other foreign locations until new contracts are obtained because of the significant transportation costs which would result from such transfers. The Company classifies those parts which are not expected to be utilized in the following year as long-term assets.

     Income Taxes -- The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109: Accounting for Income Taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Earnings (Loss) Per Share -- Earnings (loss) per share is computed by dividing net income (loss), as adjusted for dividends on preferred stock, by the weighted average number of common shares outstanding during the period including the effect of dilutive options when applicable. Common shares issued under the 1969 Key Employees Stock Grant Plan, 1980 Incentive Career Stock Plan and the 1991 Stock Grant Plan are issued and outstanding and are only considered in the computation of weighted average shares outstanding when their effect on earnings per share is dilutive.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of national and international oil and natural gas companies. The Company generally does not require collateral on its trade receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company places substantially all its interest-bearing investments with major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At August 31, 1996, the Company had deposits in domestic banks in excess of federally insured limits of approximately $.4 million. In addition, the Company had deposits in foreign banks of $4.9 million which are not federally insured.

     Fair Market Value of Financial Instruments -- The carrying amount of the Company's cash and short-term investments and short-term and long-term debt had fair values that approximated their carrying amounts.

     Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements -- In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as the Company's drilling, transportation and other equipment, and will be effective for the Company beginning with the year ending August 31, 1997. The Company does not believe the new standard will have a material effect on the Company's financial position or results of operations.

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. The statement requires the computation of compensation for grants of stock, stock options and other equity instruments issued to employees based on fair value and will be effective for the Company beginning with the year ending August 31, 1997. The compensation calculated is to be either recorded as an expense in the financial statements or, alternatively, disclosed. The Company anticipates it will elect the disclosure method of complying with the new standard. Under the provisions of the new statement, it is anticipated that pro forma net income to be disclosed will be lower than net income reported in the financial statements.

     Reclassification -- Certain amounts in 1995 and 1994 have been reclassified to conform to current year presentation.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

NOTE 2 -- LONG-TERM DEBT

                                                                  AUGUST 31,
                                                              ------------------
                                                               1996        1995
                                                              ------      ------
                                                                 (DOLLARS IN
                                                                  THOUSANDS)
Parker Drilling
  Note payable annually until November 2001 with interest at
     5.75%..................................................  $1,586      $1,850
  Capital leases payable monthly through August 2001........   1,634          --
Parker Drilling International of New Zealand, Ltd. Note
  payable monthly through February 2003.....................     158         187
                                                              ------      ------
Total debt..................................................   3,378       2,037
Less current portion........................................     584         289
                                                              ------      ------
Total long-term debt........................................  $2,794      $1,748
                                                              ======      ======

     The aggregate maturities of long-term debt for the five years ending August 31, 2001, are as follows: 1997 -- $584,000; 1998 -- $606,000; 1999 -- $632,000;
2000 -- $660,000; and 2001 -- $597,000.

     The Company has entered into a $15.0 million credit and letter of credit facility which expires on April 19, 1999 (the "Agreement"). At August 31, 1996, the Company had letters of credit totaling $10.0 million under the Agreement. The Agreement contains restrictions on annual capital expenditures in excess of $30 million plus proceeds from the sale of assets and certain senior and subordinated indebtedness which can be incurred by the Company and certain operating subsidiaries designated in the Agreement through which the Company performs the majority of its drilling operations. The Agreement also limits payment of dividends on Common Stock and requires the Company to maintain certain financial ratios. The remaining subsidiaries of the Company are not a party to the Agreement and are able to make capital expenditures with independent financing from lenders that have no recourse to the Company and the designated subsidiaries, subject only to an overall limitation of indebtedness. The Company has obtained waivers under certain covenants, effective through February 1997, with respect to the acquisitions (see Note 12 -- Subsequent Events) and the related incurrence of indebtedness.

NOTE 3 -- INCOME TAXES

     Income (loss) before income taxes (in thousands) is summarized as follows:

                                                   YEARS ENDED AUGUST 31,
                                                -----------------------------
                                                 1996       1995       1994
                                                -------    ------    --------
United States.................................  $(4,623)   $1,180    $(33,929)
Foreign.......................................   13,190     5,920       7,010
                                                -------    ------    --------
                                                $ 8,567    $7,100    $(26,919)
                                                =======    ======    ========

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     Income tax expense (benefit) (in thousands) is summarized as follows:

                                                   YEARS ENDED AUGUST 31,
                                               ------------------------------
                                                1996        1995        1994
                                               ------      ------      ------
Current:
  United States:
     Federal.................................  $   --      $   --      $   --
     State...................................      --          --        (246)
  Foreign....................................   4,514       3,478       3,037
Deferred:
  United States:
     Federal.................................      --          --        (326)
     State...................................      --          --          --
  Foreign....................................      --        (294)       (578)
                                               ------      ------      ------
                                               $4,514      $3,184      $1,887
                                               ======      ======      ======

     Total income tax expense (benefit) differs from the amount computed by multiplying income (loss) before income taxes by the U.S. federal income tax statutory rate. The reasons for this difference are as follows:

                                                       YEARS ENDED AUGUST 31,
                                        ----------------------------------------------------
                                             1996              1995               1994
                                        ---------------   ---------------   ----------------
                                                  % OF              % OF               % OF
                                                 PRETAX            PRETAX             PRETAX
                                                 INCOME            INCOME             INCOME
                                        AMOUNT   (LOSS)   AMOUNT   (LOSS)   AMOUNT    (LOSS)
                                        ------   ------   ------   ------   -------   ------
                                                       (DOLLARS IN THOUSANDS)
Computed expected tax expense
  (benefit)...........................  $2,913     34%    $2,414     34%    $(9,153)   (34)%
Foreign tax at rates different than
  U.S.................................      29     --      1,171     16%         76     --
Utilization of loss carryforwards.....    (290)    (3)%     (401)    (5)%        --     --
Limitation on recognition of tax
  benefit.............................   1,862     22%        --     --      11,536     43%
Other.................................      --     --         --     --        (572)    (2)%
                                        ------     --     ------     --     -------    ---
Actual tax expense (benefit)..........  $4,514     53%    $3,184     45%    $ 1,887      7%
                                        ======     ==     ======     ==     =======    ===

     The components of the Company's tax assets and (liabilities) as of August 31, 1996 and 1995, are shown below:

                                                                1996         1995
                                                              --------     --------
                                                                 (IN THOUSANDS)
Domestic:
  Deferred tax assets:
     Net operating loss and tax credit carryforwards........  $ 63,454     $ 67,259
     Reserves established against realization of certain
       assets...............................................       815        1,089
     Accruals not deducted for tax purposes.................     4,088        4,169
     Depreciation of property, plant and equipment..........     3,265        3,385
                                                              --------     --------
                                                                71,622       75,902
  Deferred tax liabilities:
     Depreciation of property, plant and equipment..........    (9,778)      (8,408)
                                                              --------     --------
  Net deferred tax asset....................................    61,844       67,494
  Valuation allowance.......................................   (61,844)     (67,494)
                                                              --------     --------
                                                              $     --     $     --
                                                              ========     ========

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     At August 31, 1996, the Company had $141,598,000 net operating loss carryforwards for tax purposes which expire over a fifteen year period as follows: 2000, $24,701,000; 2001, $48,560,000; 2002, $28,541,000; thereafter,
$39,796,000. In addition, the Company had $8,200,000 investment tax credit carryforwards for tax purposes which expire in 1997. The Company has recorded a full valuation allowance with respect to its net deferred tax asset. However, the amount of the deferred tax asset considered realizable could be different in the near term if estimates of future taxable income change.

NOTE 4 -- COMMON STOCK AND STOCK OPTIONS

     The Company's 1969 Key Employees Stock Grant Plan (formerly the 1969 Key Employees Stock Option Plan) was amended in December 1990 to provide for the issuance of 223,000 shares of common stock for no cash consideration to key non-officer employees. Each employee receiving a grant of shares may dispose of 15 percent of his/her grant on each annual anniversary date from the date of grant for the first four years. On the fifth year anniversary, the employee may dispose of the remaining 40 percent of his/her grant. No shares were granted in fiscal 1996 and 1995. In fiscal 1995, 1,375 shares were cancelled leaving 1,375 shares reserved for issuance and available for granting as of August 31, 1996.

     The Company's 1980 Incentive Career Stock Plan ("1980 Plan") provides for the issuance of 2,100,000 shares of common stock for no cash consideration to key employees. Each employee receiving a grant of shares may dispose of 15 percent of his/her grant on each annual anniversary date from the date of grant for the first four years. On the fifth year anniversary, the employee may dispose of the remaining 40 percent of his/her grant. No shares were granted in fiscal 1996 and 1995. In fiscal 1995 and fiscal 1996 3,500 shares and 2,750 shares were cancelled, respectively, leaving 9,000 shares reserved for issuance and available for granting at August 31, 1996.

     The Company's 1991 Stock Grant Plan ("1991 Plan") provides for the issuance to officers and key employees of up to 3,160,000 shares of common stock for no cash consideration. Shares granted under the 1991 Plan are fully vested no earlier than 24 months from the effective date of the grant and not later than 36 months. The specific vesting schedule for each grant is determined at the time of grant. In fiscal 1995, 545,000 shares were granted and no shares were cancelled. In fiscal 1996, 18,000 shares were granted and no shares cancelled leaving 1,562,195 shares reserved for issuance and available for granting at August 31, 1996.

     The fair market value of the common stock at date of grant for the Plans is recorded as deferred compensation and amortized to expense over the period during which the restrictions lapse. Deferred compensation is shown as a deduction from stockholders' equity.

     During fiscal 1996, 1995 and 1994, the Company purchased 59,347, 51,279 and 41,638 Parker Drilling shares, respectively, from certain of its employees who had received stock grants under the 1991 and 1980 Plans. The Company acquired the shares at the market price (weighted average price was $6.44 per share in fiscal 1996, $5.40 per share in fiscal 1995 and $7.31 per share in fiscal 1994). The proceeds were used to pay the employees' tax withholding obligations arising from the vesting of shares under the Plans.

     The 1994 Non-Employee Director Stock Option Plan ("Director Plan") provides for the issuance of options to purchase up to 200,000 shares of the Company's common stock. The option price per share is equal to the fair market value of a Parker Drilling share on the date of grant. The term of each option is ten years, and an option first becomes exercisable six months after the date of grant. Under the Director Plan, on the first trade day of each calendar year, each person who is then a non-employee director of the Company will be automatically granted an option to purchase 5,000 shares of common stock.

     The 1994 Executive Stock Option Plan provides for the granting of a maximum of 2,400,000 shares to key employees and consultants of the Company and its subsidiaries through the granting of stock options, stock appreciation rights and restricted and deferred stock awards. The option price per share may not be less

                    PARKER DRILLING COMPANY AND SUBSIDIARIES than 50% of the fair market value of a share on the date the option is granted, and the maximum term of a non-qualified option may not exceed fifteen years and the maximum term of an incentive option is ten years.

     Information regarding the Company's stock option plans is summarized below:

                                                               1994 OPTION PLAN
                                                1994      --------------------------
                                              DIRECTOR    INCENTIVE    NON-QUALIFIED
                                                PLAN       OPTIONS        OPTIONS
                                              --------    ---------    -------------
Shares under option:
  Outstanding at September 1, 1994..........       --           --             --
  Granted...................................   15,000      733,000        147,000
  Exercised.................................       --           --         (7,000)
  Cancelled.................................       --           --             --
                                               ------      -------        -------
  Outstanding at August 31, 1995............   15,000      733,000        140,000
  Granted...................................   15,000           --             --
  Exercised.................................       --      (57,000)       (29,652)
  Cancelled.................................       --           --             --
                                               ------      -------        -------
  Outstanding at August 31, 1996............   30,000      676,000        110,348
Average option price per share at August 31,
  1996......................................   $ 5.31      $  4.50        $  2.25
Options exercisable at August 31, 1996......   30,000      676,000        110,348
Price of options exercised during fiscal
  1996......................................       --      $  4.50        $  2.25

     The following is a summary of common stock reserved for issuance at fiscal year end:

                                                          1996         1995
                                                        ---------    ---------
Key employee stock plans..............................  4,078,918    4,180,820
Stock Bonus Plan......................................     81,579      186,279
Warrants..............................................         --      400,000
                                                        ---------    ---------
Total shares reserved for issuance....................  4,160,497    4,767,099
                                                        =========    =========

NOTE 5 -- EMPLOYEE BENEFIT PLANS

     The Parker Drilling Company Stock Bonus Plan ("Plan") was adopted effective September 1980 for employees of Parker Drilling and its subsidiaries who are U.S. citizens and who have completed one year of service with the Company. It was amended in 1983 to qualify as a 401(k) plan under the Internal Revenue Code which permits a specified percentage of an employee's salary to be voluntarily contributed on a before-tax basis and to provide for a Company matching feature. Participants may contribute from one percent to 15 percent of eligible earnings and direct contributions to one or more of seven investment funds. The Company presently makes dollar-for-dollar matching contributions up to three percent of a participant's compensation. The Company's matching contribution is made in Parker Drilling common stock. The Plan was amended effective September 1, 1996 to provide for immediate vesting of participants in the full amount of the Company's past and future contributions. Each Plan year, additional Company contributions can be made, at the discretion of the Board of Directors, in amounts not exceeding the permissible deductions under the Internal Revenue Code. The Company issued 104,700 shares to the Plan in 1996, 113,399 shares in 1995 and 123,619 shares in 1994.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

NOTE 6 -- BUSINESS SEGMENTS

     Information regarding the Company's operations by geographic area is as follows:

                                                  1996              1995              1994
                                             --------------    --------------    --------------
                                                           (DOLLARS IN THOUSANDS)
Operations by Geographic Area
Revenue:
  United States............................     $ 41,743          $ 28,487          $ 30,975
  South America............................       59,041            76,115            52,722
  Asia Pacific.............................       47,857            44,911            43,445
  Africa and the former Soviet Union.......        8,011             7,858            25,282
                                                --------          --------          --------
          Total revenue....................     $156,652          $157,371          $152,424
                                                ========          ========          ========
Operating income (loss):
  United States............................     $ (8,988)         $ (7,609)         $(30,518)
  South America............................        4,802              (921)           (5,937)
  Asia Pacific.............................        7,943             8,701             6,771
  Africa and the former Soviet Union.......       (2,360)           (1,668)              831
                                                --------          --------          --------
          Total operating income (loss)....     $  1,397          $ (1,497)         $(28,853)
                                                ========          ========          ========
Identifiable assets:
  United States............................     $135,923          $ 71,233          $ 64,337
  South America............................       82,292            83,345            73,688
  Asia Pacific.............................       46,683            49,223            43,456
  Africa and the former Soviet Union.......       11,061            13,158            27,867
                                                --------          --------          --------
          Total identifiable assets........     $275,959          $216,959          $209,348
                                                ========          ========          ========

     Two customers accounted for approximately 19 percent and 18 percent, respectively, of total revenue in 1996. Two customers accounted for approximately 22 percent and 13 percent, respectively, of total revenue in 1995. Three customers accounted for approximately 14 percent, 12 percent and 11 percent, respectively, of total revenue in 1994. Operating income (loss) is total revenue less operating expenses including depreciation, depletion and amortization and an allocation of general corporate expenses based on rig operating days.

NOTE 7 -- ASSETS HELD FOR DISPOSITION AND PROVISION FOR REDUCTION IN CARRYING VALUE OF CERTAIN ASSETS

     In fiscal 1996, the Company reclassified to assets held for disposition six rigs and related equipment located in southern Argentina with a net book value of $6,179,000. Although the Company believes it will recover the carrying value of the assets, it is reasonably possible that a lesser amount will be recovered.

     During the fourth quarter of fiscal 1994, management analyzed its domestic operations and made the strategic decision to reorganize certain of these operations and sell certain of these assets. In Alaska, the Company decided to reduce operating and administrative costs and to look for opportunities to joint venture or combine operations with other drilling companies. As a result, the Company reduced the carrying value of certain assets in Alaska, including rigs, spare parts and property that were to be sold. The Company's Partech(R) manufacturing operations were downsized by the sale of land, buildings, equipment and excess inventories, and accordingly, the Company wrote down to net realizable value certain drilling equipment, property and inventories that were sold. In the lower 48 divisions, the Company disposed of a number of mechanical rigs and certain rig equipment which also were written down to net realizable value. Write-offs relating to the lower 48 and Alaska rigs resulted in the removal of 16 rigs from the Company's fleet. Aggregating the items described above, the Company recorded a $19,718,000 provision during the fourth quarter of fiscal 1994.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     At August 31, 1996, the Company had letters of credit facilities of $25,062,000 of which $10,015,000 had been issued.

     Certain officers of the Company entered into Severance Compensation and Consulting Agreements with the Company in 1988 and 1992. In October 1996, the officers executed revised Severance Compensation and Consulting Agreements (the "Agreements"). The Agreements provide for an initial six year term and the payment of certain benefits upon a change of control (as defined in the Agreements). A change of control includes certain mergers or reorganizations, changes in the board of directors, sale or liquidation of the Company or acquisition of more than 20% of the outstanding common stock of the Company by a third party. After a change of control occurs, if an officer is terminated within four years without good cause or resigns within two years for good reason (as each are defined in the Agreements) the officer shall receive a payment of three times his annual cash compensation, plus additional compensation for a one year consulting agreement at the officer's annual cash compensation, plus extended life, health and other miscellaneous benefits for four years.

     A judgment in the amount of $4,860,000 was entered against a subsidiary of the Company by a judge of the First Civil Specialized Court in Maynas, Peru on May 10, 1996. The judgment was based on a $22,000,000 claim by former employees of the Company's subsidiary alleging that such subsidiary impaired their employment opportunities with that subsidiary and other employers. The subsidiary of the Company disputed the claim and appealed the decision based on a lack of evidence and procedural and due process irregularities. On or about September 5, 1996, this judgment was declared void by Superior Court in Iquitos, Peru due to procedural irregularities, including the failure to comply with certain due process requirements. The Superior Court has remanded the case to the First Civil Specialized Court and the plaintiffs, in order to pursue their claim, would be required to satisfy all mandated procedural and due process requirements. While the Company does not believe that the judgment will have a material adverse effect on its financial condition, results of operations or its operations in South America, there can be no assurance that a judgment will not be entered against the Company's subsidiary in a substantial amount.

     In addition, the Company is a party to various other lawsuits and claims arising out of the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the results of operations or the financial position of the Company.

NOTE 9 -- RELATED PARTY TRANSACTIONS

     At August 31, 1996, the Company owned an insurance policy on the life of Mr. R. L. Parker, chairman and a principal stockholder. The Company is the beneficiary of this policy which was issued pursuant to a Stock Purchase Agreement ("Agreement") approved by vote of the stockholders at the 1975 Annual Meeting on December 10, 1975. This Agreement was entered into between the Company and the Robert L. Parker Trust and provides that upon the death of Robert L. Parker, the Company would be required, at the option of the Trust, to purchase from the Trust at a discounted price the amount of Parker Drilling common stock which could be purchased with the proceeds of the policy of $7,000,000. On August 3, 1994, the Company and the Trust modified this Agreement so that the Company will have the option but not the obligation to purchase the stock at a discounted price with the proceeds or to retain the entire proceeds upon the death of Robert L. Parker. If action under the agreement had been required at August 31, 1996, and the Company elected to purchase Parker Drilling common stock from the Trust, Parker Drilling's outstanding common stock would have been reduced by approximately two percent.

     As a part of the agreement to terminate the option held by the Trust and to grant the Company a limited option to purchase stock at a discounted price, the Company has also agreed to pay a premium of $655,019

                    PARKER DRILLING COMPANY AND SUBSIDIARIES annually for a split dollar last-to-die life insurance policy on Robert L. Parker and Mrs. Robert L. Parker. Upon the deaths of Mr. Parker and Mrs. Parker, the Company will be reimbursed by the Robert L. Parker Sr. and Catherine M. Parker Family Trust from the proceeds of the policy for the full amount of premiums paid plus interest at the one-year treasury bill rate on the premiums paid after fiscal year 1999. Robert L. Parker and the Company agreed in October 1996 that the Company would cash surrender a $500,000 Executive Life policy on his life and, in exchange, the interest on the above-described policy would not begin accruing until March 2003. Additionally, Robert L. Parker Jr., Chief Executive Officer of the Company and son of Robert L. Parker, will receive as a beneficiary of the Trust one-third of the net proceeds of this policy. The face value of the policy is $13,200,000.

NOTE 10 -- SUPPLEMENTARY INFORMATION

     At August 31, 1996, accrued liabilities included $1,321,000 of workers' compensation liabilities and $2,392,000 of accrued payroll and payroll taxes. At August 31, 1995, accrued liabilities included $1,178,000 of workers' compensation liabilities and $2,981,000 of accrued payroll and payroll taxes. Other long-term liabilities included $1,434,000 and $1,679,000 of workers' compensation liabilities as of August 31, 1996 and 1995, respectively.

NOTE 11 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                QUARTER
                                          ----------------------------------------------------
                                           FIRST     SECOND      THIRD     FOURTH      TOTAL
                                          -------    -------    -------    -------    --------
                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FISCAL 1996
Revenue.................................  $42,710    $37,929    $34,998    $41,015    $156,652
Gross profit(1).........................  $ 7,067    $ 5,209    $ 4,999    $ 3,550    $ 20,825
Operating income(loss)..................  $ 2,272    $   220    $  (411)   $  (684)   $  1,397
Net income..............................  $ 1,887    $   351    $   310    $ 1,505    $  4,053
Primary and fully diluted earnings per
  share.................................  $   .03    $   .01    $   .01    $   .02    $    .07

                                                                 QUARTER
                                          ------------------------------------------------------
                                           FIRST     SECOND      THIRD      FOURTH       TOTAL
                                          -------    -------    -------    ---------    --------
                                             (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FISCAL 1995
Revenue.................................  $33,283    $38,738    $43,259    $  42,091    $157,371
Gross profit(1).........................  $   863    $ 4,328    $ 5,301    $   5,074    $ 15,566
Operating income (loss).................  $(3,457)   $  (135)   $ 1,016    $   1,079    $ (1,497)
Net income (loss).......................  $(1,093)   $    69    $ 2,050    $   2,890    $  3,916
Primary and fully diluted earnings
  (loss) per share......................  $  (.02)   $   .00    $   .04    $     .05    $    .07

---------------

(1) Gross profit is calculated by excluding General and administrative expense and Provision for reduction in carrying value of certain assets from Operating income (loss), as reported in the Consolidated Statement of Operations.

NOTE 12 -- SUBSEQUENT EVENTS

     On September 14, 1996 the Company signed a definitive agreement to acquire Mallard Bay Drilling, a worldwide offshore drilling company, for a total consideration of $338 million, subject to adjustment for changes in Mallard's net assets prior to closing. The Company intends to fund the transaction principally through debt. Additionally, the Company will issue $25.0 million of preferred stock, convertible to common stock if additional shares are authorized for issuance. The Company is in the process of obtaining the financing for the acquisition and anticipates closing the transaction in November 1996.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     Mallard Bay owns 47 rigs, the majority of which are barge and platform rigs that operate primarily in the shallow coastal and offshore waters of the Gulf of Mexico. It also has international operations utilizing barge rigs in Nigeria, platform rigs in Peru and land rigs in Argentina.

     On October 8, 1996 the Company signed an agreement to acquire Quail Tools, Inc., a privately owned, family-run tool rental business, for $65 million, subject to adjustment for changes in Quail's net assets prior to closing. The Company intends to fund the transaction principally through debt. Quail provides premium rental tools used in difficult well drilling, and completion and production operations, primarily to companies operating in the Gulf of Mexico. The Company is in the process of obtaining the financing for the acquisition and anticipates closing the transaction in November 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Parker Drilling Company

     We have reviewed the consolidated condensed balance sheet of Parker Drilling Company and subsidiaries as of November 30, 1996, and the related consolidated condensed statements of operations for the three month periods ended November 30, 1996 and 1995 and consolidated condensed statements of cash flows for the three month periods ended November 30, 1996 and 1995. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally auditing standards, the consolidated balance sheet as of August 31, 1996, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the year then ended; and in our report, dated October 14, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of August 31, 1996, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

                                            COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
January 13, 1997

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                    NOVEMBER 30,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Revenues:
  Land drilling.............................................  $   37,585    $   41,504
  Offshore drilling.........................................       5,286            --
  Tool rental...............................................       1,713            --
  Other.....................................................         614         1,206
                                                              ----------    ----------
          Total revenues....................................      45,198        42,710
                                                              ----------    ----------
Operating expenses:
  Land drilling.............................................      26,158        28,401
  Offshore drilling.........................................       3,176            --
  Tool rental...............................................         339            --
  Other.....................................................         923         1,391
  Depreciation, depletion and amortization..................       6,898         5,851
  General and administrative................................       4,508         4,795
                                                              ----------    ----------
          Total operating expenses..........................      42,002        40,438
                                                              ----------    ----------
Operating income............................................       3,196         2,272
                                                              ----------    ----------
Other income and (expense):
  Interest expense..........................................      (2,610)          (31)
  Interest income...........................................       1,121           344
  Other income (expense) -- net.............................       1,070         1,039
                                                              ----------    ----------
          Total other income and (expense)..................        (419)        1,352
                                                              ----------    ----------
Income before income taxes..................................       2,777         3,624
                                                              ----------    ----------
Income tax expense..........................................       1,298         1,737
                                                              ----------    ----------
Net income..................................................  $    1,479    $    1,887
                                                              ==========    ==========
Earnings per share, primary and fully diluted...............  $      .02    $      .03
                                                              ==========    ==========
Number of common shares used in computing earnings per
  share:
  Primary...................................................  66,170,374    55,678,060
                                                              ==========    ==========
  Fully diluted.............................................  66,315,399    55,705,953
                                                              ==========    ==========

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              NOVEMBER 30,    AUGUST 31,
                                                                  1996           1996
                                                              ------------    ----------
Current assets:
  Cash and cash equivalents.................................    $ 71,116       $ 61,738
  Other short-term investments..............................      15,637         16,247
  Accounts and notes receivable.............................      65,576         33,675
  Rig materials and supplies................................      14,692         10,735
  Other current assets......................................      11,611          3,653
                                                                --------       --------
          Total current assets..............................     178,632        126,048
Property, plant and equipment less accumulated depreciation, depletion and amortization of $353,706 at November 30,
  1996, and $351,714 at August 31, 1996.....................     382,859        124,177
Goodwill....................................................     141,286             --
Other noncurrent assets.....................................      37,903         25,734
                                                                --------       --------
          Total assets......................................    $740,680       $275,959
                                                                ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $ 16,282       $    584
  Accounts payable and accrued liabilities..................      46,695         16,326
  Accrued income taxes......................................       7,230          6,217
                                                                --------       --------
          Total current liabilities.........................      70,207         23,127
                                                                --------       --------
Long-term debt..............................................     387,615          2,794
                                                                --------       --------
Other long-term liabilities.................................      11,466          5,990
                                                                --------       --------
Preferred stock.............................................      25,000             --
Common stock, $.16 2/3 par value............................      10,904         10,888
Capital in excess of par value..............................     255,358        254,955
Retained earnings (accumulated deficit).....................     (18,859)       (20,338)
Other.......................................................      (1,011)        (1,457)
                                                                --------       --------
          Total stockholders' equity........................     271,392        244,048
                                                                --------       --------
          Total liabilities and stockholders' equity........    $740,680       $275,959
                                                                ========       ========

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                  NOVEMBER 30,
                                                              ---------------------
                                                                1996         1995
                                                              ---------    --------
Cash flows from operating activities:
  Net income................................................  $   1,479    $  1,887
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization...............      6,898       5,486
     Expenses not requiring cash............................        185         413
     Change in operating assets and liabilities.............     (8,142)      2,500
     Other-net..............................................       (762)       (772)
                                                              ---------    --------
          Net cash provided by (used in) operating
            activities......................................       (342)      9,514
                                                              ---------    --------
Cash flows from investing activities:
  Capital expenditures......................................     (9,011)     (8,389)
  Acquisition of Mallard, net of cash acquired..............   (308,366)         --
  Acquisition of Quail......................................    (65,900)         --
  Proceeds from the sale of equipment.......................      5,849       1,687
  Decrease (increase) in short-term investments.............        610      (3,366)
  Other-net.................................................       (676)       (826)
                                                              ---------    --------
          Net cash provided (used) by investing
            activities......................................   (377,494)    (10,894)
                                                              ---------    --------
Cash flows from financing activities:
  Proceeds from issuance of debt............................    387,274          --
  Principal payments under debt obligations.................       (324)       (273)
  Proceeds from exercise of stock warrants..................         --       1,552
  Other.....................................................        264          (4)
                                                              ---------    --------
          Net cash provided (used) by financing
            activities......................................    387,214       1,275
                                                              ---------    --------
Net change in cash and cash equivalents.....................      9,378        (105)
Cash and cash equivalents at beginning of period............     61,738      20,752
                                                              ---------    --------
Cash and cash equivalents at end of period..................  $  71,116    $ 20,647
                                                              =========    ========

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

Supplemental cash flow information:
  Interest paid.............................................  $    307      $   109
  Taxes paid................................................  $    704      $   701

                                                              MALLARD        QUAIL
                                                              --------      -------
  Business acquisitions in November 1996:
  Working capital, net of cash acquired.....................  $  6,590      $  (340)
  Property, plant and equipment.............................   234,439       23,695
  Purchase price in excess of net assets acquired...........    98,223       42,545
  Other assets..............................................     1,853           --
  Noncurrent liabilities....................................    (7,739)          --
  Preferred stock issued....................................   (25,000)          --
                                                              --------      -------
          Net cash used in acquisitions.....................  $308,366      $65,900
                                                              ========      =======

Supplemental noncash financing activity:

     In November 1996, the Company issued $25,000,000 of preferred stock as a part of the acquisition of Mallard. (See Note 3.)

     In November 1994, the Company acquired a limited partner's ownership interest in two consolidated partnerships in exchange for a promissory note in the amount of $1,850,000.

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1. In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements reflect all adjustments (of a normally recurring nature) which are necessary for a fair presentation of (1) the financial position as of November 30, 1996 and August 31, 1996, (2) the results of operations for the three months ended November 30, 1996 and November 30, 1995, and (3) cash flows for the three months ended November 30, 1996 and November 30, 1995. Results for the three months ended November 30, 1996, are not necessarily indicative of the results which will be realized for the year ending August 31, 1997. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The financial statements should be read in conjunction with the Company's Form 10-K for the year ended August 31, 1996.

     2. Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period including the effect of dilutive options when applicable. Common shares, subject to vesting, granted under the 1969 Key Employee Stock Grant Plan, 1980 Incentive Career Stock Plan and the 1991 Stock Grant Plan are issued and outstanding and are only considered in the computation of weighted average shares outstanding when their effect on earnings per share is dilutive.

     3. On November 12, 1996, the Company acquired Mallard Bay Drilling, Inc. ("Mallard") and Quail Tools, Inc. ("Quail"), both of which were accounted for by the purchase method of accounting.

     The Company acquired all of the outstanding stock of Mallard for $335.0 million, including acquisition costs, for cash of $310.0 and $25.0 million of preferred stock which will be converted into 3,056,600 shares of common stock during the second quarter of fiscal 1997. Mallard operates 40 drilling and workover barges in the shallow waters of the Gulf of Mexico and Nigeria, plus seven platform rigs in the Gulf of Mexico and offshore Peru and Thailand.

     The Company acquired all of the outstanding stock of Quail for $65.9 million, including acquisition costs. Quail is a provider of premium rental tools used in difficult well drilling, production and workover primarily to companies working in the Gulf of Mexico and Gulf Coast land regions. The purchase prices of Mallard and Quail are both subject to adjustment for changes in net assets that occurred between the agreement and purchase dates. The excess of purchase price over the fair values of the net assets acquired was $99.0 million for Mallard and $42.5 million for Quail and has been recorded as goodwill, which is being amortized on a straight-line basis over 30 years.

     The following unaudited pro forma information presents a summary of the first quarter consolidated results of operations of the Company and the acquired entities as if the acquisition had occurred September 1, 1995.

                                                               1996       1995
                                                              -------    -------
(Thousands except per share amounts)
  Revenues..................................................  $74,263    $67,758
  Net income................................................  $   152    $ 4,409
  Earnings per common share.................................  $    --    $  (.08)

     4. The Company financed the acquisitions of Mallard and Quail through the issuance of $300,000,000 of Senior Notes and a term loan of $100,000,000. Additionally, the Company issued $25,000,000 of preferred stock which will be converted to 3,056,600 shares of common stock during the second quarter of fiscal 1997.

     The $300,000,000 Senior Notes, which were sold at a $2,355,000 discount, have an interest rate of 9 3/4% and will mature in 2006. The $100,000,000 term loan was a part of commitment from a syndicate of financial institutions to establish a Senior Credit Facility which consists of the term loan and a $45,000,000 revolving credit facility.

     The term loan bears interest, as the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month LIBOR rate, depending on the Company's debt-to-capital

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

ratio (as defined) and will be paid in quarterly payments, with a final balloon payment on November 30, 2002. The term note will have no prepayment penalty, will be guaranteed by the principal subsidiaries of the Company and will be secured by substantially all of the assets of the Company and the assets and stock of the Subsidiary Guarantors. The term loan contains customary representations and warranties and will restrict the Company's ability to, among other things, incur indebtedness, merge or sell assets and make investments. The Company is prohibited from paying dividends and will also be required to maintain certain financial ratios.

     The revolving portion of the Senior Credit Facility will be available, subject to the satisfaction of customary borrowing conditions, for working capital requirements and general corporate purposes. The revolver will terminate on December 31, 1998 and will be secured by a first lien on the Company's accounts receivable. Borrowings under the revolver will not be permitted to exceed a borrowing base equal to 80% of the Company's eligible accounts receivable.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial information is derived from the historical financial statements of Parker, Mallard and Quail, incorporated by reference herein, and certain assumptions deemed appropriate by the Company. The Unaudited Pro Forma Combined Statements of Operations for the three months ended November 30, 1996, and for the year ended August 31, 1996 reflect: (i) the Mallard Acquisition, (ii) the Quail Acquisition, (iii) the acquisition by Mallard of two drilling barges from Noble Drilling Corporation ("Noble") in August 1996, (iv) the issuance of the $300 million Notes and $100 million term loan and the application of the net proceeds therefrom, (v) issuance of 7,000,000 shares of Common Stock of the Company, and the repayment of $50 million, from a portion of the net proceeds of this Offering together with current cash, to reduce the $100 million term loan, and (vi) the issuance of $25 million in shares of convertible preferred stock, and the subsequent conversion of such shares into 3,056,600 shares of Common Stock in December 1996, as if such transactions had occurred on September 1, 1995. Such three months unaudited pro forma combined information combines the unaudited operating results for Parker, Mallard and Quail for the three months ended November 30, 1996. Such 12 months unaudited pro forma combined information combines (i) the audited operating results for Parker for the twelve months ended August 31, 1996; (ii) the unaudited operating results of Mallard for the twelve months ended September 30, 1996; and (iii) the unaudited operating results of Quail for the twelve months ended August 31, 1996. The unaudited pro forma combined financial information should be read in conjunction with the notes thereto and the historical financial statements of the Parker, Mallard and Quail, including the notes thereto, incorporated by reference herein.

     The pro forma adjustments giving effect to the various events described above are based upon currently available information and upon certain assumptions that management believes are reasonable. The historical operating results of Mallard included in the Unaudited Pro Forma Combined Financial Statements do not reflect any allocation of general corporate, accounting, tax, legal and other administrative costs incurred by its parent corporation. Management does not believe that it will be required to incur any significant amount of additional general and administrative expense in connection with the incorporation of Mallard's operations. The Acquisitions have been accounted for by the Company under the purchase method of accounting and the assets and liabilities of Mallard and Quail were recorded at their estimated fair market values at the date of acquisition.

     The unaudited pro forma combined financial information does not purport to be indicative of the results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to general economic conditions, oil and gas commodity prices, the demand and prices for contract drilling services and rental tools, increases in the number of rigs available for service, the Company's ability to successfully integrate the operations of Mallard and Quail with its current business and several other factors, many of which are beyond the Company's control. See "Risk Factors."

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

          PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE VALUES)

                                        THREE MONTHS ENDED NOVEMBER 30,
                                                      1996
                                        --------------------------------
                                                   HISTORICAL
                                        --------------------------------
                                         PARKER      MALLARD      QUAIL    ADJUSTMENTS(1)    PRO FORMA
                                        --------   -----------   -------   --------------    ----------
Revenues:
  Drilling contracts..................   $36,896     $29,653      $   --      $              $   66,549
  Rental..............................        --          --       7,100                          7,100
  Other...............................       614          --          --                            614
                                         -------     -------      ------      --------       ----------
          Total revenues..............    37,510      29,653       7,100                         74,263
                                         -------     -------      ------      --------       ----------
Operating expenses:
  Drilling............................    25,579      17,718          --         2,352(e)        45,649
  Rental..............................        --          --         590           927(e)         1,517
  Other...............................       923          --          --                            923
  Depreciation, depletion and
     amortization.....................     5,558       4,491         675           926(a)        12,787
                                                                                 1,137(d)
  General and administrative..........     4,508       2,352         927        (3,279)(e)        4,508
                                         -------     -------      ------      --------       ----------
          Total operating expenses....    36,568      24,561       2,192         2,063           65,384
                                         -------     -------      ------      --------       ----------
Operating income......................       942       5,092       4,908        (2,063)           8,879
                                         -------     -------      ------      --------       ----------
Other income (expense):
  Interest expense....................       (94)       (126)         --        (8,281)(f)       (8,837)
                                                                                  (336)(h)
  Interest income.....................     1,121          --         962          (949)(g)        1,134
  Other...............................     1,001          (9)          5                            997
                                         -------     -------      ------      --------       ----------
          Total other income
            (expense).................     2,028        (135)        967        (9,566)          (6,706)
                                         -------     -------      ------      --------       ----------
Income before income taxes............     2,970       4,957       5,875       (11,629)           2,173
Income tax expense (benefit)..........     1,215         486          --                          1,701
                                         -------     -------      ------      --------       ----------
Income before extraordinary item......   $ 1,755     $ 4,471      $5,875      $(11,629)      $      472
                                         =======     =======      ======      ========       ==========
Earnings per share, primary and fully
  diluted.............................                                                       $     0.01
                                                                                             ==========
Weighted average shares outstanding
  (fully diluted).....................                                                       74,863,000
                                                                                             ==========

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE VALUES)

                                              12 MONTHS ENDED
                                  ---------------------------------------
                                  AUGUST 31,   SEPTEMBER 30,   AUGUST 31,
                                     1996          1996           1996
                                  ----------   -------------   ----------
                                    PARKER        MALLARD        QUAIL      ADJUSTMENTS(1)     PRO FORMA
                                  ----------   -------------   ----------   --------------    -----------
Revenues:
  Drilling contracts............  $  145,160      $87,293       $    --        $ 15,648(b)    $   248,101
  Rental........................          --           --        17,429                            17,429
  Other.........................      11,492           --            --                            11,492
                                  ----------      -------       -------        --------       -----------
          Total revenues........     156,652       87,293        17,429          15,648           277,022
                                  ----------      -------       -------        --------       -----------
Operating expenses:
  Drilling......................     100,942       51,392            --           8,414(b)        172,289
                                                                                   (153)(c)
                                                                                 11,694(e)
  Rental........................          --           --         1,767           3,838(e)          5,605
  Other.........................      11,824           --            --                            11,824
  Depreciation, depletion and
     amortization...............      23,061       11,833         2,789           3,703(a)         45,933
                                                                                  4,547(d)
  General and administrative....      19,428       11,694         3,838         (15,532)(e)        19,428
                                  ----------      -------       -------        --------       -----------
          Total operating
            expenses............     155,255       74,919         8,394          16,511           255,079
                                  ----------      -------       -------        --------       -----------
Operating income................       1,397       12,374         9,035            (863)           21,943
                                  ----------      -------       -------        --------       -----------
Other income (expense):
  Interest expense..............        (135)        (483)           --         (33,125)(f)       (35,086)
                                                                                 (1,343)(h)
  Interest income...............       1,642           --           165            (165)(g)         1,642
  Other.........................       5,663          312           999            (420)(g)         6,554
                                  ----------      -------       -------        --------       -----------
          Total other income
            (expense)...........       7,170         (171)        1,164         (35,053)          (26,890)
                                  ----------      -------       -------        --------       -----------
Income (loss) before income
  taxes.........................       8,567       12,203        10,199         (35,916)           (4,947)
Income tax expense (benefit)....       4,514        4,899                        (3,318)(i)         6,877
                                                                                    782(b)
                                  ----------      -------       -------        --------       -----------
Income (loss) before
  extraordinary item............  $    4,053      $ 7,304       $10,199        $(33,380)      $   (11,824)
                                  ==========      =======       =======        ========       ===========
Earnings (loss) per share,
  primary and fully diluted.....  $     0.07                                                  $     (0.18)
                                  ==========                                                  ===========
Weighted average shares
  outstanding (fully diluted)...  57,466,183                                                   67,522,782
                                  ==========                                                  ===========

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1  PRO FORMA ADJUSTMENTS

     (a) To adjust depreciation expense on assets obtained in the Mallard and Quail acquisition using the allocated purchase price. Depreciation was calculated over 17 1/2 years for drilling rigs and seven years for tool rental equipment using 5% salvage on both.

     (b) To record the estimated historical results of operations for two barge rigs acquired by Mallard from Noble on August 21, 1996. The two rigs are working under a long-term contract in Nigeria at dayrates of $26,215 and $22,000, respectively. Estimated historical results of operations were derived from the contractual dayrates on the two rigs, estimated operating costs based on a similar Mallard barge rig operating in Nigeria and the related Nigerian taxes.

     (c) Eliminate expenses associated with Iranian operations not purchased.

     (d) Amortization of excess cost over fair value of net assets obtained in the Mallard and Quail acquisitions over 30 years.

     (e) Reclassify the general and administrative expense of Mallard and Quail to drilling expense and rental expense, respectively.

     (f) To record interest expense related to $50 million term loan ($100 million originally issued less $50 million prepayment by proceeds from this Offering, together with current cash) under the Senior Credit Facility, assuming a rate of 7.75%, and $300 million of principal amount of Senior Notes at a rate of 9.75%.

     (g) Eliminate interest and investment income on Quail cash and investments not acquired.

     (h) Amortization of original issue discount and debt issuance costs over the ten-year term of the Notes and the six-year term of the term loan portion of the Senior Credit Facility.

     (i) Eliminate U.S. federal income taxes allocated to Mallard by its former parent as a result of the Company's significant net operating loss ("NOL") carryforwards for U.S. federal income tax purposes. Also as a result of the Company's NOL carryforwards no U.S. federal income taxes have been added for Quail, which prior to the Quail Acquisition was an S corporation for U.S. federal income tax purposes.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Disclosure Regarding Forward-Looking
  Statements..............................    3
Incorporation of Certain Documents by
  Reference...............................    3
Prospectus Summary........................    4
Risk Factors..............................    9
Use of Proceeds...........................   12
Price Range of Common Stock and Dividends...  13
Capitalization............................   14
Selected Consolidated Financial Data......   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   16
Business..................................   21
Management................................   32
Selling Shareholder.......................   35
Description of Capital Stock..............   36
Underwriting..............................   38
Legal Matters.............................   39
Experts...................................   39
Available Information.....................   40
Index to Financial Statements.............  F-1

                               10,056,600 SHARES

                                      LOGO

                                PARKER DRILLING
                                    COMPANY
                                  COMMON STOCK
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.
                       PRUDENTIAL SECURITIES INCORPORATED
                         JOHNSON RICE & COMPANY L.L.C.
                                           , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Company or the Selling Shareholder in connection with the issuance and distribution of the Common Stock registered hereby, other than underwriting discounts and commissions. The Selling Shareholder will pay only the legal fees and expenses of its counsel. All the amounts shown are estimates, except the registration and NASD filing fees.

Registration fee............................................  $ 32,418
NASD filing fee.............................................    11,198
Fees and expenses of accountants............................    50,000
Fees and expenses of legal counsel of the Company...........    75,000
Fees and expenses of legal counsel to the Selling
  Shareholder...............................................     5,000
Printing and engraving expenses.............................   125,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous...............................................    46,384
                                                              --------
          Total.............................................  $350,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the Company, to the full extent authorized by the Delaware General Corporation Law.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware General Corporation Law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which the director received an improper personal benefit.

     The Company is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its By-Laws. In addition, directors and officers are insured, at the Company's expense, against certain liabilities which might arise out of their employment and are not subject to indemnification under the By-Laws.

     The foregoing summaries are necessarily subject to the complete text of the statute, Restated Certificate of Incorporation, By-Laws and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

     The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:

      EXHIBIT NO.                                  EXHIBITS
      -----------                                  --------
         *1.1            -- Form of Underwriting Agreement.
         *4.1            -- Restated Certificate of Incorporation of the Company.
          4.2            -- Certificate of Amendment of Restated Certificate of
                            Incorporation dated December 18, 1996.
          4.3            -- By-Laws of the Company (incorporated by reference to
                            Exhibit 3(b) to Annual Report on form 10-K for the year
                            ended August 31, 1992, as amended by Form 8 dated
                            February 18, 1993).
          4.4            -- Indenture dated as of November 12, 1996 among the
                            Company, as issuer, certain Subsidiary Guarantors (as
                            defined therein) and Texas Commerce Bank National
                            Association, as trustee (incorporated by reference to
                            Exhibit 4.3 to the Company's S-4 Registration Statement
                            No. 333-19317).
          4.5            -- Registration Rights Agreement dated as of November 12,
                            1996 by and among the Company, certain Subsidiary
                            Guarantors (as defined therein) and Jefferies & Company,
                            Inc. and ING Baring (U.S.) Securities, Inc. (incorporated
                            by reference to Exhibit 4.4 to the Company's S-4
                            Registration Statement No. 333-19317).
          5.1            -- Opinion of Vinson & Elkins L.L.P.
         23.1            -- Consent of Coopers & Lybrand L.L.P.
         23.2            -- Consent of Coopers & Lybrand L.L.P.
         23.3            -- Consent of Arthur Andersen LLP.
         23.4            -- Consent of KPMG Peat Marwick LLP.
         23.5            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
         24.1            -- Powers of Attorney.

---------------

* To be filed by amendment

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 6th day of March, 1997.

                                            PARKER DRILLING COMPANY

                                            By   /s/ ROBERT L. PARKER JR.
                                             -----------------------------------
                                               Robert L. Parker Jr.
                                               President and Chief Executive
                                               Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 6, 1997.

                      SIGNATURE                                              TITLE
                      ---------                                              -----
(i) Principal executive officer:

/s/ ROBERT L. PARKER JR.                                     President, Chief Executive Officer and
-----------------------------------------------------                       Director
Robert L. Parker Jr.

(ii) Principal financial and accounting officer:

/s/ JAMES J. DAVIS                                         Senior Vice President -- Finance and Chief
-----------------------------------------------------                  Financial Officer
James J. Davis

(iii) Directors:

-----------------------------------------------------
Robert L. Parker

-----------------------------------------------------
James W. Linn

-----------------------------------------------------
Bernard Duroc-Danner

-----------------------------------------------------
David L. Fist

-----------------------------------------------------
Earnest F. Gloyna

-----------------------------------------------------
R. Rudolph Reinfrank

*By: /s/ JAMES J. DAVIS
-----------------------------------------------------
     (James J. Davis,
     Attorney-in-Fact)

                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
   *1.1      -- Form of Underwriting Agreement.
   *4.1      -- Restated Certificate of Incorporation of the Company
                (incorporated by reference to Exhibit 3(a) to Annual
                Report on Form 10-K for the year ended August 31, 1989,
                as amended by Form 8 dated December 27, 1989).
    4.2      -- Certificate of Amendment of Restated Certificate of
                Incorporation dated December 18, 1996.
    4.3      -- By-Laws of the Company (incorporated by reference to
                Exhibit 3(b) to Annual Report on form 10-K for the year
                ended August 31, 1992, as amended by Form 8 dated
                February 18, 1993).
    4.4      -- Indenture dated as of November 12, 1996 among the
                Company, as issuer, certain Subsidiary Guarantors (as
                defined therein) and Texas Commerce Bank National
                Association, as trustee (incorporated by reference to
                Exhibit 4.3 to the Company's S-4 Registration Statement
                No. 333-19317).
    4.5      -- Registration Rights Agreement dated as of November 12,
                1996 by and among the Company, certain Subsidiary
                Guarantors (as defined therein) and Jefferies & Company,
                Inc. and ING Baring (U.S.) Securities, Inc. (incorporated
                by reference to Exhibit 4.4 to the Company's S-4
                Registration Statement No. 333-19317).
    5.1      -- Opinion of Vinson & Elkins L.L.P.
   23.1      -- Consent of Coopers & Lybrand L.L.P.
   23.2      -- Consent of Coopers & Lybrand L.L.P.
   23.3      -- Consent of Arthur Andersen LLP.
   23.4      -- Consent of KPMG Peat Marwick LLP.
   23.5      -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                5.1).
   24.1      -- Powers of Attorney.

---------------

* To be filed by amendment.